中国人寿保险股份有限公司
China Life Insurance Company Limited

Stock Code: 2628

Interim Report 2022

Exhibit 99.1

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and the Insurance Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange1, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company’s registered capital is RMB28,264,705,000.

The Company is a leading life insurance company in China and possesses an extensive distribution network comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies. The Company is one of the largest institutional investors in China, and becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited. The Company also has controlling shareholding in China Life Pension Company Limited.

Our products and services include individual life insurance, group life insurance, and accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 30 June 2022, the Company had approximately 317 million long-term individual and group life insurance policies, annuity contracts, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

[1]

The Company has filed a Form 25 with the United States Securities and Exchange Commission on 22 August 2022 to delist its American depositary shares from the New York Stock Exchange. After 1 September 2022, the American depositary shares of the Company will no longer be listed and traded on the New York Stock Exchange. For details, please refer to “Information on Delisting of American Depositary Shares” in the section headed “Significant Events” of this report.

CONTENTS

01

Prelude	**2**
Business Highlights	2
Financial Summary	3

02

Chairman's Statement	**6**

03

Management Discussion and Analysis	**9**
Review of Business Operations in the First Half of 2022	10
Business Analysis	12
Analysis of Specific Items	21
Technology Empowerment, Operations and Services, Risk Control and Management	24
Performance of the Corporate Social Responsibility	26
Future Prospect	27

04

Embedded Value	**29**

05

Significant Events	**35**
Information on Delisting of American Depositary Shares	35
Material Litigations or Arbitrations	35
Major Connected Transactions	36
Purchase, Sale or Redemption of the Company's Securities	41
Material Contracts and Their Performance	41
Pension Plan	42
H Share Stock Appreciation Rights	42
Undertakings	42
Auditors	43
Alleged Violation of Laws and Regulations, Penalties Imposed and Rectification	43
Restriction on Major Assets	44

06

Corporate Governance	**45**
Corporate Governance	45
Implementation of Profit Distribution Plan During the Reporting Period	46
Changes in Ordinary Shares and Shareholders Information	47
Directors, Supervisors and Senior Management	49
Branches and Employees of the Company	51

07

Other Information	**52**
Basic Information of the Company	52
Index of Information Disclosure Announcements	55
Definitions and Material Risk Alert	57

08

Financial Report	**58**
Auditor's Independent Review Report	59
Interim Condensed Consolidated Statement of Financial Position	60
Interim Condensed Consolidated Statement of Comprehensive Income	62
Interim Condensed Consolidated Statement of Changes in Equity	64
Interim Condensed Consolidated Statement of Cash Flows	65
Notes to the Interim Condensed Consolidated Financial Statements	66

BUSINESS HIGHLIGHTS

Gross written premiums
439,969
million

Total assets
5,173,524
million

Embedded value
1,250,877
million

Value of half year's sales
25,745
million

Investment assets
4,977,082
million

Net investment income
97,009
million

Gross investment yield
4.21%

Comprehensive solvency ratio
235.56%

FINANCIAL SUMMARY

MAJOR FINANCIAL DATA AND INDICATORS1

			RMB million
	As at 30 June 2022	As at 31 December 2021	Increase/Decrease from the end of 2021
Total assets	5,173,524	4,891,085	5.8%
Including: Investment assets[2]	4,977,082	4,716,401	5.5%
Equity holders’ equity	479,850	478,585	0.3%
Equity per share[3] (RMB per share)	16.98	16.93	0.3%
Gearing ratio[4] (%)	90.56	90.05	An increase of 0.51 percentage point

	January to June 2022	January to June 2021	Increase/ Decrease from the corresponding period in 2021
Total revenues	516,670	537,153	-3.8%
Including: Net premiums earned	419,636	422,642	-0.7%
Profit before income tax	24,991	46,095	-45.8%
Net profit attributable to equity holders of the Company	25,416	40,968	-38.0%
Earnings per share (basic and diluted)[3] (RMB per share)	0.90	1.45	-38.0%
Weighted average ROE (%)	5.20	8.72	A decrease of 3.52 percentage points
Net cash inflow/(outflow) from operating activities	242,684	198,320	22.4%
Net cash inflow/(outflow) from operating activities per share[3] (RMB per share)	8.59	7.02	22.4%

Notes:

1.

The interim financial results of the Company are unaudited. The financial data of January to June 2021 for this report have been restated due to a business combination under the common control in 2021. For details, please refer to Note 18 in the Notes to the Interim Condensed Consolidated Financial Statements in this report.

2.

Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits-restricted + Investment properties + Investments in associates and joint ventures

3.

In calculating the percentage changes of “Equity per share”, “Earnings per share (basic and diluted)” and “Net cash inflow/(outflow) from operating activities per share”, the tail differences of the basic figures have been taken into account.

4.	Gearing ratio = Total liabilities/Total assets

MAJOR ITEMS OF THE CONSOLIDATED FINANCIAL STATEMENTS AND THE REASONS FOR CHANGE

				RMB million
Major Items of the Consolidated Statement of Financial Position	As at 30 June 2022	As at 31 December 2021	Change	Main Reasons for Change
Term deposits	510,832	529,488	-3.5%	—
Held-to-maturity securities	1,565,158	1,533,753	2.0%	—
Available-for-sale securities	1,618,290	1,429,287	13.2%	An increase in the allocation of equity assets in available-for-sale securities
Securities at fair value through profit or loss	201,601	206,771	-2.5%	—
Securities purchased under agreements to resell	44,943	12,915	248.0%	The needs for liquidity management
Cash and cash equivalents	94,127	60,440	55.7%	The needs for liquidity management
Loans	653,033	666,087	-2.0%	—
Investment properties	13,144	13,374	-1.7%	—
Investments in associates and joint ventures	269,621	257,953	4.5%	New investments in associates and joint ventures and an increase in the equity of associates and joint ventures
Insurance contracts	3,763,217	3,419,899	10.0%	The accumulation of insurance liabilities from new policies and renewals
Investment contracts	348,375	313,594	11.1%	An increase in the scale of universal insurance accounts
Securities sold under agreements to repurchase	175,450	239,446	-26.7%	The needs for liquidity management
Annuity and other insurance balances payable	60,339	56,818	6.2%	An increase in maturities payable
Interest-bearing loans and other borrowingsNote	18,965	18,686	1.5%	The fluctuation of exchange rate
Equity holders’ equity	479,850	478,585	0.3%	Due to the combined impact of total comprehensive income and profit distribution during the Reporting Period

Note:

Interest-bearing loans and other borrowings included a three-year bank loan of EUR330 million with a maturity date on 8 September 2023, a five-year bank loan of GBP275 million with a maturity date on 25 June 2024, a five-year bank loan of USD860 million with a maturity date on 16 September 2024, a six-month bank loan of EUR127 million with a maturity date on 13 July 2022, which is automatically renewed upon maturity pursuant to the terms of the agreement, and a six-month bank loan of EUR78 million with a maturity date on 5 July 2022, which is automatically renewed upon maturity pursuant to the terms of the agreement. All of the above are fixed rate bank loans. Interest-bearing loans and other borrowings also included a five-year bank loan of USD970 million with a maturity date on 27 September 2024, and an eighteen-month bank loan of EUR100 million with a maturity date on 8 September 2023, both of which are floating rate bank loans.

				RMB million
Major Items of the Consolidated Statement of Comprehensive Income	January to June 2022	January to June 2021	Change	Main Reasons for Change
Net premiums earned	419,636	422,642	-0.7%	—
Life insurance business	355,898	356,304	-0.1%	—
Health insurance business	56,145	58,085	-3.3%	—
Accident insurance business	7,593	8,253	-8.0%	Due to the adjustment of business structure
Investment income	91,196	82,046	11.2%	An increase in interest income from debt-type investments
Net realised gains on financial assets	6,662	22,571	-70.5%	A decrease in spread income of stocks in available-for-sale securities
Net fair value gains through profit or loss	(5,129)	5,303	N/A	Due to the market value fluctuation of securities at fair value through profit or loss and investment operations
Net gains on investments of associates and joint ventures	5,757	7,683	-25.1%	A decrease in the profits of certain associates
Other income	4,305	4,591	-6.2%	A decrease in the management fee of pension products of the subsidiary
Insurance benefits and claims expenses	415,698	408,540	1.8%	An increase in the change of insurance contract liabilities
Investment contract benefits	6,631	5,333	24.3%	An increase in the scale of universal insurance accounts
Policyholder dividends resulting from participation in profits	11,837	15,483	-23.5%	A decrease in investment income from the participating accounts
Underwriting and policy acquisition costs	35,305	42,132	-16.2%	A decrease in the size of sales force and the adjustment of business structure
Finance costs	2,610	2,193	19.0%	An increase in interest paid for securities sold under agreements to repurchase
Administrative expenses	18,052	18,142	-0.5%	—
Income tax	(1,183)	4,372	N/A	Due to the combined impact of income tax payable and deferred income tax
Net profit attributable to equity holders of the Company	25,416	40,968	-38.0%	A decrease in investment income due to the increasing volatilities in equity market

2022 is an important year for China to embark on a new journey toward the second centennial goal of fully building a modern socialist country. Being committed to the new concept of development at a new stage, China Life made its contributions to the new development landscape and continued to pursue its high-quality development, aiming to stride forward on the journey of building a world-class life insurance company.

Looking back, the first half of 2022 witnessed complicated and challenging international environment, and multiple and sporadic outbreaks of the COVID-19 pandemic in China. The domestic economy faced greater difficulties and challenges with adverse impact of unexpected factors, and the life insurance industry was still at a stage of profound adjustments. China Life steadfastly pushed forward its development with Chinese characteristics, coordinated pandemic prevention and control as well as business development in high efficiency, and calmly tackled different challenges, as a result of which the Company further enhanced its comprehensive strengths with its market leading position remaining solidified.

In the first half of 2022, we adhered to the due role of insurance in protection and properly steered our development direction. In pursuit of the original aspiration of “providing insurance for the people”, and adhering to the people-centered development philosophy and keeping the “National Priorities” in mind, we gave full play to the functions of insurance in economic compensation, financing, wealth management and social management, took initiatives to serve and stabilize the overall economy, made tremendous efforts to support pandemic prevention and control, and launched various preferential measures to assist enterprises in difficulty. We proactively played our leading role in the industry, and got deeply engaged in building a multi-tiered social security system, with an aim to protect people’s good life. Our insurance programs for new urban residents were kicked off, the pilot programs of the exclusive pension insurance were promoted nationwide, and the coverage of inclusive insurance was continuously expanded. We insisted on the role of the financial industry in serving the real economy, gave full play to the advantages of the long-term and stable nature of insurance funds to serve major national strategies and to facilitate the circulation of domestic economy. As at the end of the Reporting Period, our investments in real economy reached RMB3.3 trillion and that in regional development strategy amounted to RMB2.2 trillion. We promoted dual carbon initiatives in all aspects, recording an increase of 31% in green investments year on year. In the meantime, we proactively pushed forward rural revitalization by carrying out a number of highly recognized assistance programs in relation to healthcare, industry development and consumption boosting.

In the first half of 2022, we upheld the guideline of making progress while maintaining stability and further solidified our market leading position. Despite multiple challenges brought by industry transformation as well as abrupt unforeseen factors, we firmly pursued the high-quality development, prioritized business value, and adopted various measures and policies, which further enhanced our ability in addressing uncertainties, and our overall business operations achieved steady progress with good momentum. In the first half of 2022, premiums from new policies rose by over 4% year on year, further stabilizing our business foundation, and both of our premium scale and business value continued to lead the industry, well demonstrating our role of the “cornerstone” in stabilizing the overall development of the industry. We further strengthened the asset-liability coordination and interaction, consistently optimized our investment allocation, and strived to seize the medium- to long-term investment opportunities, thus realizing a gross investment yield of 4.21% amid the significant volatilities of the equity market. As at the end of the Reporting Period, our solvency ratios were at a relatively high level with the core capital and overall capital remaining highly adequate.

In the first half of 2022, we firmly advanced reforms and innovation to further enhance our driving forces for development. We proactively adapted to the new requirements in a new era, took active moves to resolve new issues and explore new business fields, consistently deepened supply-side structural reforms of the insurance industry, and accelerated the upgrade of our business model. With the promotion of digital transformation in greater depth, our capability in delivery of products and services continued to be enhanced. We proceeded further with the construction of the sales system, the sales deployment of “Yi Ti Duo Yuan” turned more sophisticated, and our sales force became more professional and specialized. Being customer-centric, we kept a close eye on the latest market demands, expanded the scope of insurance coverage and enriched the supply of insurance products and services centering on healthcare and elderly care, etc. We facilitated the deployment of “Inclusive Healthcare” and “Integrated Aged-care” initiatives, and accelerated the cultivation of the “insurance + services” model, so as to satisfy the needs of people for diversified protection in their full life span. Furthermore, we attached great importance to the protection of customers’ rights and interests and consistently built up our “convenient, quality and caring” service brand, with an aim to enhance service efficiency and quality.

In the first half of 2022, we firmly held on to the bottom line of risk prevention to further strengthen our capability in risk prevention and control. To coordinate development and security, we promoted the compliance culture, adhered to sound and prudent business operation, and reinforced the asset-liability management with a systematic concept and strengthened bottom-line thinking. In strict compliance with regulatory requirements, we actively implemented the C-ROSS (Phase II) Regulation, improved the risk management and control mechanism, optimized the enterprise-wide risk management system, and promoted the application of technologies, so that our risk control measures were further optimized and our risk prevention capability continued to be enhanced. In the integrated risk rating for insurance industry conducted by the CBIRC, we have maintained the rating of Class A for 16 consecutive quarters.

At present, there are increasing uncertainties for the domestic economy, the shrinking demand is intertwined with disrupted supply, structural contradictions overlap with cyclical problems, and the life insurance industry begins to stabilize as a whole. In the long run, with great advantages in national system and governance, and the long-term positive fundamentals of domestic economy remaining intact, our country has the most promising market in the world in terms of domestic demands and the obvious advantages of the massive market. Particularly, with the implementation of national strategies of proactively responding to population aging as well as Healthy China initiative in great depth, there will be a broader development space in sectors such as pension insurance and health insurance, etc., thus the long-term positive development foundation of the industry will remain unchanged, and the industry will still be at an important stage full of strategic opportunities.

Facing both opportunities and challenges, and shouldering profound responsibilities, we will set sail and forge ahead with firm determination. The life insurance industry is an indispensable and important pillar of the modern financial system and multi-tiered social security system. As a leader in the industry, China Life will focus on serving the overall interests of national development and maintain strategic consistency to push forward the implementation of the “14th Five-Year Plan”. By sticking to the original role of insurance and advancing reforms and innovation with steadfast efforts, we will take digital transformation as an important driving force and further leverage the advantages of synergy effects of integrated finance, so as to lead the industry in pursuing the high-quality development.

By Order of the Board

Bai Tao

Chairman

25 August 2022

MANAGEMENT DISCUSSION AND ANALYSIS

The Company prioritized stability while pursuing progress, adhered to the original function of insurance, constantly deepened supply-side reforms, and coordinated the pandemic control and high-quality development. As a result, its overall business operations registered a steady performance with sound momentum, its business scale and value continued to lead the industry, the quality and efficiency of its operations and services were consistently improved, and its comprehensive strengths were steadily enhanced with its leading position in the industry further solidified.

REVIEW OF BUSINESS OPERATIONS IN THE FIRST HALF OF 2022

In the first half of 2022, facing the increasingly complicated and challenging international environment, as well as multiple and sporadic outbreaks of the COVID-19 pandemic in China, the domestic economy was under new and growing downward pressure. The growth of insurance premiums further slowed down due to the profound adjustments in the life insurance industry, the decelerated release of insurance demands and a decline of sales force. During the Reporting Period, despite exceptionally complicated and difficult circumstances, the Company prioritized stability while pursuing progress, adhered to the original function of insurance, constantly deepened supply-side reforms, and coordinated the pandemic control and high-quality development. As a result, its overall business operations registered a steady performance with sound momentum, its business scale and value continued to lead the industry, the quality and efficiency of its operations and services were consistently improved, and its comprehensive strengths were steadily enhanced with its leading position in the industry further solidified.

The Company continued to deepen reforms and innovation and promoted transformation and upgrade in key areas, injecting new driving forces for its high-quality development. The individual agent business sector consistently pushed forward the transformation of sales force to be high-quality, professional and efficient by focusing on its quality improvement. The diversified business sector consistently optimized its business mode, with its capability in specialized business operations continuing to increase. For the investment sector, the achievements of market-oriented reforms were continuously consolidated. Adhering to the top-level allocation strategy, the Company further improved the structure of asset allocation, and the long-term investment deployment was optimized. The technology sector facilitated the integration of internal and external data and digital collaboration, and fully enhanced its capability in digital connectivity within and outside the Company by deepening the construction of its digital platform. The operation sector innovatively promoted the implementation of a nationwide integrated model of intelligent centralization and sharing for business operations, consistently reinforced the protection of consumers’ rights and interests, built up its service brand, and further enhanced service efficiency and customer experience, with a view to providing customers with “convenient, quality and caring” operations and services.

Key Performance Indicators for the First Half of 2022

		RMB million
	January to June 2022	January to June 2021
Gross written premiums	439,969	442,299
Premiums from new policies	139,358	133,914
Including: First-year regular premiums	79,838	80,674
First-year regular premiums with a payment duration of ten years or longer	30,226	28,940
Renewal premiums	300,611	308,385
Gross investment income	98,542	117,638
Net profit attributable to equity holders of the Company	25,416	40,968
Value of half year’s sales	25,745	29,867
Including: Individual agent business sector	24,185	28,969
Policy Persistency Rate (14 months)[1] (%)	85.10	81.20
Policy Persistency Rate (26 months)[1] (%)	76.50	81.60
Surrender Rate[2] (%)	0.51	0.67

	As at 30 June 2022	As at 31 December 2021
Embedded value	1,250,877	1,203,008
Number of long-term in-force policies (hundred million)	3.17	3.23

Notes:

1.

The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

2.	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premiums of long-term insurance contracts)

In the first half of 2022, the industry entered into a stage of profound adjustments. The Company prioritized business value and demonstrated greater resilience in its business development, with its business scale and value continuing to lead the market. During the Reporting Period, the Company’s gross written premiums amounted to RMB439,969 million, generally remaining stable as compared to the corresponding period last year, and its industry leadership was further enhanced. The Company’s business value continued to take the lead in the industry. Particularly, as at the end of the Reporting Period, the embedded value of the Company reached RMB1,250,877 million, an increase of 4.0% from the end of 2021; in the first half of 2022, the value of half year’s sales was RMB25,745 million, a decrease of 13.8% year on year. The key performance indicators of the Company saw stable progress. Premiums from new policies were RMB139,358 million, an increase of 4.1% year on year. The first-year regular premiums were RMB79,838 million, a decrease of 1.0% year on year. In particular, first-year regular premiums with a payment duration of ten years or longer were RMB30,226 million, an increase of 4.4% year on year. Due to the impact of maturity of premium payment terms of certain insurance products, renewal premiums were RMB300,611 million, a decrease of 2.5% year on year. During the Reporting Period, the surrender rate was 0.51%, a decrease of 0.16 percentage point year on year.

As at the end of the Reporting Period, the total assets of the Company surpassed RMB5 trillion to RMB5,173,524 million, increasing by 5.8% from the end of 2021. Adhering to its strategic consistency and with an emphasis on the asset-liability interaction, the Company consistently implemented its medium- to long-term strategic plan of asset allocation, continued to optimize its allocation to core investment assets, and actively seized the long-term allocation opportunities during the equity market corrections. Due to the impact of the short-term volatilities in equity market, the Company registered a gross investment income of RMB98,542 million, a decrease of 16.2% year on year, and the gross investment yield was 4.21%, down by 148 basis points from the corresponding period of 2021. Net profit attributable to equity holders of the Company was RMB25,416 million, a decrease of 38.0% year on year.

BUSINESS ANALYSIS

Figures of Gross Written Premiums

Gross Written Premiums Categorized by Business

			RMB million
	January to June 2022	January to June 2021	Change
Life Insurance Business	356,528	356,897	-0.1%
First-year business	83,519	74,339	12.3%
First-year regular	76,874	73,471	4.6%
Single	6,645	868	665.6%
Renewal business	273,009	282,558	-3.4%
Health Insurance Business	75,284	76,372	-1.4%
First-year business	47,954	50,829	-5.7%
First-year regular	2,961	7,198	-58.9%
Single	44,993	43,631	3.1%
Renewal business	27,330	25,543	7.0%
Accident Insurance Business	8,157	9,030	-9.7%
First-year business	7,885	8,746	-9.8%
First-year regular	3	5	-40.0%
Single	7,882	8,741	-9.8%
Renewal business	272	284	-4.2%

Total	439,969	442,299	-0.5%

Note:	Single premiums in the above table included premiums from short-term insurance business.

During the Reporting Period, gross written premiums from the life insurance business of the Company were RMB356,528 million, a year-on-year decrease of 0.1%. Gross written premiums from the health insurance business were RMB75,284 million, a year-on-year decrease of 1.4%. Gross written premiums from the accident insurance business were RMB8,157 million, a year-on-year decrease of 9.7%.

Gross Written Premiums Categorized by Channel

		RMB million
	January to June 2022	January to June 2021
Individual Agent Business Sector[1]	352,487	363,822
First-year business of long-term insurance	69,042	68,755
First-year regular	68,957	68,648
Single	85	107
Renewal business	274,016	285,006
Short-term insurance business	9,429	10,061
Bancassurance Channel	42,609	34,441
First-year business of long-term insurance	16,709	11,996
First-year regular	10,864	11,993
Single	5,845	3
Renewal business	25,707	22,261
Short-term insurance business	193	184
Group Insurance Channel	16,759	16,690
First-year business of long-term insurance	732	799
First-year regular	16	33
Single	716	766
Renewal business	862	1,070
Short-term insurance business	15,165	14,821
Other Channels[2]	28,114	27,346
First-year business of long-term insurance	8	16
First-year regular	1	–
Single	7	16
Renewal business	26	48
Short-term insurance business	28,080	27,282

Total	439,969	442,299

Notes:

1.	Premiums of individual agent business sector included premiums of the general sales team and the upsales team.
2.	Premiums of other channels mainly included premiums of government-sponsored health insurance business and online sales, etc.

Insurance Business

Analysis of Insurance Business

In the first half of 2022, there were severe complexities and uncertainties for the development of the industry, which posed greater challenges to the development of the Company’s insurance business. The Company kept a close eye on the change of the market demands, maintained strategic consistency, and adjusted its development tactics in a timely manner. It focused on the basic operational units, strived to consolidate its foundation through specialized operation, standardized management, market-oriented mechanism and technological support, and unswervingly pursued the high-quality development of its businesses, thereby solidifying its market leading advantages further. As at the end of the Reporting Period, the number of total sales force of the Company was 810,000.

Individual Agent Business Sector

The individual agent business sector strived to make progress while maintaining stability, consistently deepened business restructuring, and saw stable progress of business development. During the Reporting Period, gross written premiums from the sector were RMB352,487 million, a decrease of 3.1% year on year. Renewal premiums amounted to RMB274,016 million, a decrease of 3.9% year on year. First-year regular premiums were RMB68,957 million, an increase of 0.5% year on year. In particular, first-year regular premiums with a payment duration of ten years or longer were RMB30,212 million, an increase of 4.7% year on year, and its proportion in the first-year regular premiums rose by 1.76 percentage points year on year. In the first half of 2022, the value of half year’s sales of the sector was RMB24,185 million, a decrease of 16.5% year on year, and new business margin by annual premium equivalent was 30.4%, a decrease of 6.1 percentage points year on year.

During the Reporting Period, the Company continued to drive business through productive agents, upheld the sales force strategy of “stabilizing headcount while seeking for higher productivity”, and the size of its sales force was generally stabilized with enhanced quality. As at the end of the Reporting Period, the number of agents of the sector was 746,000, including 476,000 agents from the general sales team and 270,000 agents from the upsales team, and the proportion of the number of high-performance agents remained stable. In the first half of 2022, the individual agent business sector actively responded to multiple challenges from the regular pandemic prevention and control as well as the change of the market environment, focused on the basic operational units and adopted various measures to stimulate the vitality of its sales teams. The Company rolled out the “Zhongxin Project” specifically for building up a specialized and professional agent team. It also upgraded its fundamental agent force management rule, focusing on newly recruited agents, agent managers and high-performance agents, and further enhanced its business quality management. Meanwhile, the Company pushed forward technology-empowered sales and team management in great depth. Through the digital platforms such as “China Life e-learning” and intelligent training system, the Company strengthened online training and risk compliance education to revitalize its sales teams in an orderly manner, with a view to pushing forward their high-quality development.

Diversified Business Sector

By concentrating on specialized operation, quality and efficiency enhancement, as well as transformation and innovation, the diversified business sector coordinated well with the individual agent business sector and actively developed the bancassurance business, group insurance, and health insurance businesses. The bancassurance channel further promoted and implemented its business mode transformation and the operation modes of group insurance and health insurance were optimized for steady advancement.

Bancassurance Channel The bancassurance channel actively deepened its cooperation with banks, steadily enhanced its business scale and value, and gradually strengthened its capability of sustainable development. During the Reporting Period, gross written premiums from the channel amounted to RMB42,609 million, an increase of 23.7% year on year. First-year regular premiums were RMB10,864 million, a decrease of 9.4% year on year. In particular, first-year regular premiums with a payment duration of five years or longer were RMB3,511 million. Renewal premiums amounted to RMB25,707 million (a year-on-year increase of 15.5%), accounting for 60.33% of gross written premiums from the channel. The bancassurance channel constantly enhanced the professional and technological capability of its account manager team, the quality of which was steadily improved. As at the end of the Reporting Period, the number of account managers of the bancassurance channel was 23,000, the quarterly average active managers remained stable, and the productivity per manager increased continuously.

Group Insurance Channel With high-quality development as the guiding principle, the group insurance channel coordinated business scale and profitability and pushed forward stable development in all business lines. During the Reporting Period, gross written premiums from the channel were RMB16,759 million, an increase of 0.4% year on year. Short-term insurance premiums from the channel were RMB15,165 million, an increase of 2.3% year on year. As at the end of the Reporting Period, the number of direct sales representatives was 41,000, in which the proportion of high-performance personnel rose by 6 percentage points from the end of 2021.

Other Channels In the first half of 2022, gross written premiums from other channels were RMB28,114 million, an increase of 2.8% year on year. The Company proactively participated in a variety of government-sponsored health insurance businesses. As at the end of the Reporting Period, the Company carried out over 200 supplementary major medical expenses insurance programs, covering nearly 350 million people. It also undertook over 300 health care entrusted programs, providing services to more than 100 million people; over 60 long-term care insurance programs in 17 provinces and cities, covering nearly 26 million people; and more than 170 supplementary medical insurance programs in 26 provinces and cities, covering over 58 million people. The Company actively participated in the construction of a multi-tiered social security system and implemented nearly 70 city-customized commercial medical insurance projects in 21 provinces and cities accumulatively, covering more than 18 million people.

In recent years, the Company has greatly developed the online insurance business and provided customers with quality service experience through online-to-offline sales and online direct sales. During the Reporting Period, the Company’s online insurance business grew rapidly. Total premiums2 under the CBIRC caliber were RMB38,872 million, an increase of 121.5% year on year, reaching a new record high. By adhering to the objective of “enhancing and optimizing the OTO business, actively expanding the public domain traffic business, and achieving a breakthrough in exclusive online insurance business”, the Company consistently optimized its online organization and business system featuring centralized operation and unified management, and offered a variety of products that were tailored for different scenarios and customers. Going forward, the Company will take active actions to develop online exclusive life insurance business, with a view to providing customers with more convenient online insurance services.

[2]	Including premiums from online insurance business acquired by different sales channels of the Company.

Integrated Financial Sector

Being customer-centric, the Company fully leveraged the resource advantages of the fellow members of CLIC and actively engaged in the construction of a “Life Insurance plus” integrated financial ecosystem, turning the integrated financial advantages into a driving force for the high-quality development of the Company. In the first half of 2022, premiums of CLP&C cross-sold by the Company were RMB11,058 million, with the number of insurance policies increasing by 18.8% year on year. Through the cross-sale of property insurance products, the Company diversified its client base and facilitated its sales team to meet sales targets, maintain its size and secure a higher commission income. Additional first-year receipts of enterprise annuity funds and pension products of Pension Company cross-sold by the Company through collaboration were RMB11,078 million. The Company entrusted CGB to sell its bancassurance products, with the first-year regular premiums recording a relatively stable growth. Meanwhile, in order to satisfy the diverse needs of its customers, the Company worked with CGB and CLP&C to carry out various operation activities to provide customers with a series of quality financial and insurance service solutions.

By integrating online and offline as well as internal and external healthcare resources, the Company improved its health management and service capabilities and actively participated in Healthy China initiative. China Life Inclusive Healthcare Service Platform continued to diversify its services while upgrading its system functions. As at the end of the Reporting Period, more than a hundred types of services were available on the platform, and the accumulated registered users of the platform rose by over 13% from the end of 2021, remaining the leadership of the industry. The Company implemented the national strategy of proactively responding to population aging, continued to establish the China Life elderly care system, fully leveraged the advantage of the long-term nature of insurance funds, and deployed towards multi-level elderly care services such as residential elderly care services and community-based elderly care services through the China Life Integrated Aged Care Fund. In the first half of 2022, the China Life Integrated Aged Care Fund accelerated the consolidation of health resources and continued to proceed with pension and retirement projects in strategic regions such as Beijing-Tianjin-Hebei, the Yangtze River Economic Belt, and the Guangdong-Hong Kong-Macao Greater Bay Area.

Analysis of Insurance Products

Playing an important role in serving national strategies of Healthy China initiative and proactively responding to population aging, the Company adhered to the customer-centric product development concept, vigorously enhanced its capability in product innovation, and consistently improved its diversified product supply system. In the first half of 2022, for the purpose of serving the strategy of Healthy China initiative, the Company strengthened innovation in insurance liabilities with respect to diseases, medical health and care, and launched several series of critical illness insurance products and medical insurance products, to provide better health protection for customers with diversified demands. It introduced exclusive accident protection products for flexible employees and new urban residents to increase the accessibility and convenience of insurance services to flexible employment groups. The Company also took active actions to serve the national strategy of proactively responding to population aging, diversified the series of insurance products for the seniors, and took an initiative to launch the insurance products tailored to the seniors. It actively engaged in the development of the third-pillar pension insurance and initiated nationwide promotion of the exclusive pension products.

In the first half of 2022, the Company newly developed and upgraded a total of 42 products, including two life insurance products, ten health insurance products, 29 accident insurance products, and one annuity insurance product. Out of these products, 39 were protection-oriented insurance products, and three were long-term savings insurance products.

Insurance Contracts

			RMB million
	As at 30 June 2022	As at 31 December 2021	Change
Life insurance	3,487,177	3,180,931	9.6%
Health insurance	266,090	228,899	16.2%
Accident insurance	9,950	10,069	-1.2%

Total of insurance contracts	3,763,217	3,419,899	10.0%

Including: Residual marginNote	834,995	835,400	-0.1%

Note:

The residual margin is a component of insurance contract reserve, which results in no Day 1 gain at the initial recognition of an insurance contract. The residual margin is set to zero if it is negative.

As at the end of the Reporting Period, the reserves of insurance contracts of the Company were RMB3,763,217 million, up by 10.0% from RMB3,419,899 million as at the end of 2021, primarily due to the accumulation of insurance liabilities from new policies and renewals. As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the liability adequacy test.

Analysis of Claims and Policyholder Benefits

			RMB million
	January to June 2022	January to June 2021	Change
Insurance benefits and claims expenses	415,698	408,540	1.8%
Life insurance business	369,167	361,737	2.1%
Health insurance business	44,318	42,972	3.1%
Accident insurance business	2,213	3,831	-42.2%
Investment contract benefits	6,631	5,333	24.3%
Policyholder dividends resulting from participation in profits	11,837	15,483	-23.5%

During the Reporting Period, insurance benefits and claims expenses rose by 1.8% year on year due to an increase in the change of insurance contract liabilities. In particular, insurance benefits and claims expenses of life insurance business rose by 2.1% year on year. Insurance benefits and claims expenses of health insurance business rose by 3.1% year on year. Insurance benefits and claims expenses of accident insurance business declined by 42.2% year on year. Investment contract benefits rose by 24.3% year on year due to an increase in the scale of universal insurance accounts. Policyholder dividends resulting from participation in profits declined by 23.5% year on year due to a decrease in investment income from the participating accounts.

Analysis of Underwriting and Policy Acquisition Costs and Other Expenses

			RMB million
	January to June 2022	January to June 2021	Change
Underwriting and policy acquisition costs	35,305	42,132	-16.2%
Finance costs	2,610	2,193	19.0%
Administrative expenses	18,052	18,142	-0.5%
Other expenses	6,429	6,057	6.1%
Statutory insurance fund contribution	874	861	1.5%

During the Reporting Period, underwriting and policy acquisition costs declined by 16.2% year on year due to a decrease in the size of sales force and the adjustment of business structure. Finance costs rose by 19.0% year on year due to an increase in interest paid for securities sold under agreements to repurchase. Administrative expenses declined by 0.5% year on year.

Investment Business

In the first half of 2022, domestic bond yields were at historic lows and the interest rate pivot fell remarkably from 2021, which created a mounting pressure on the allocation of fixed-income assets. Due to the effects of various factors such as the Russia-Ukraine conflict, accelerated tightening of monetary policy by the Federal Reserve and the prevalence of the pandemic in China, the A-share market plummeted rapidly and such decrease was subsequently narrowed after the easing of the pandemic and the gradual rollout of domestic policies for stabilization of growth. The dramatic change of market situation posed greater challenges to investment management. In this circumstance, the Company adhered to its strategic consistency, firmly served the major national strategies and supported real economy, and consistently implemented its medium- to long-term strategic plan of asset allocation. It seized opportunities for making allocations, and adopted multiple measures concurrently to stabilize investment income. Firstly, the Company continued to optimize its allocation to core investment assets and flexibly adjusted allocation and the type of fixed-income assets in response to the fluctuations in interest rates and the supply of assets, with a view to stabilizing coupon income and asset durations. Secondly, the Company seized the long-term allocation opportunities during the equity market corrections and invested prudently, adjusting equity positions towards neutral weight. Thirdly, the Company strengthened the innovation in alternative investment models for the establishment and optimization of pyramid-shaped alternative investment portfolios with non-standard debt-type products as the foundation, supplemented by equity investment plans and equity investment funds, with an aim to stabilize the long-term expected returns of investment portfolios.

Investment Portfolios

As at the end of the Reporting Period, the Company’s investment assets categorized by investment object are set out as below:

			RMB million
Investment category	As at 30 June 2022		As at 31 December 2021
	Amount	Percentage	Amount	Percentage
Fixed-maturity financial assets	3,698,665	74.32%	3,672,262	77.86%
Term deposits	510,832	10.26%	529,488	11.23%
Bonds	2,339,610	47.02%	2,273,425	48.20%
Debt-type financial products[1]	442,638	8.89%	443,784	9.41%
Other fixed-maturity investments [2]	405,585	8.15%	425,565	9.02%
Equity financial assets	856,582	17.21%	699,457	14.83%
Common stocks	433,203	8.71%	302,090	6.41%
Funds[3]	126,044	2.53%	112,689	2.39%
Other equity investments[4]	297,335	5.97%	284,678	6.03%
Investment properties	13,144	0.26%	13,374	0.28%
Cash and others[5]	139,070	2.79%	73,355	1.56%
Investments in associates and joint ventures	269,621	5.42%	257,953	5.47%

Total	4,977,082	100.00%	4,716,401	100.00%

Notes:

1.

Debt-type financial products included debt investment schemes, trust schemes, project asset-backed plans, credit asset-backed securities, specialized asset management plans, and asset management products, etc.

2.	Other fixed-maturity investments included policy loans, statutory deposits-restricted, and interbank certificates of deposits, etc.
3.

Funds included equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 30 June 2022 and 31 December 2021 were RMB3,274 million and RMB1,961 million, respectively.

4.	Other equity investments included private equity funds, unlisted equities, preference shares and equity investment plans, etc.
5.	Cash and others included cash, cash at banks, short-term deposits, and securities purchased under agreements to resell, etc.

As at the end of the Reporting Period, the Company’s investment assets reached RMB4,977,082 million, an increase of 5.5% from the end of 2021. Among the major types of investments, the percentage of investment in bonds changed to 47.02% from 48.20% as at the end of 2021, the percentage of term deposits changed to 10.26% from

11.23% as at the end of 2021, the percentage of investment in debt-type financial products changed to 8.89% from 9.41% as at the end of 2021, and the percentage of investment in stocks and funds (excluding money market funds) increased to 11.17% from 8.75% as at the end of 2021.

Investment Income

	RMB million
	January to June 2022	January to June 2021
Gross investment income	98,542	117,638
Net investment income	97,009	89,764
Net income from fixed-maturity investments	77,278	70,928
Net income from equity investments	13,028	10,512
Net income from investment properties	56	35
Investment income from cash and others	890	606
Share of profit of associates and joint ventures	5,757	7,683
Net realised gains on financial assets	6,662	22,571
Net fair value gains through profit or loss	(5,129)	5,303
Disposal gains and impairment losses of associates and joint ventures	–	–
Net investment yield[1]	4.15%	4.33%
Gross investment yield[2]	4.21%	5.69%

Notes:

1.

Net investment yield = (Net investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)/181×365

2.

Gross investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)/181×365

In the first half of 2022, the Company’s net investment income was RMB97,009 million, rising by 8.1% year on year, an increase of RMB7,245 million from the corresponding period of 2021. Affected by the decline in interest rate, the Company recorded the net investment yield of 4.15% in the first half of 2022, down by 18 basis points from the corresponding period of 2021. Due to the effects of volatilities in equity market and a year-on-year decrease in spread income from equity investment products, the gross investment income of the Company were RMB98,542 million in the first half of 2022, down by 16.2% year on year, a decrease of RMB19,096 million from the corresponding period of 2021. Gross investment yield was 4.21%, down by 148 basis points from the corresponding period of 2021. The comprehensive investment yield3 taking into account the current net fair value changes of available-for-sale securities recognized in other comprehensive income was 3.75%, down by 186 basis points from the corresponding period of 2021.

Credit Risk Management

The Company’s credit asset investments mainly included credit bonds and debt-type financial products, which concentrated on sectors such as banking, transportation, non-banking finance, public utilities, and energy, and the financing entities were primarily large central-owned enterprises and state-owned enterprises. As at the end of the Reporting Period, over 97% of the credit bonds and over 99% of the debt-type financial products held by the Company were rated AAA by external rating institutions. In general, the asset quality of the Company’s credit investment products was in good condition, and the credit risks were well controlled.

The Company insisted on a prudent investment philosophy and carried out comprehensive risk management to prevent various investment risks. Based on a disciplined and scientific internal rating system and a multi-dimensional management mechanism of risk limits, the Company scrutinized credit profiles of targets and risk exposure concentration before investment in a prudent manner and carried out ongoing tracking after investment, effectively managing the credit risks through early identification, early warning, and early disposal. Under a market environment where credit default events occurred frequently, no credit default event occurred for the Company in the first half of 2022.

Major Investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that was subject to disclosure requirements.

[3]

Comprehensive investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase + Current net fair value changes of available-for-sale securities recognized in other comprehensive income)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)/181×365

ANALYSIS OF SPECIFIC ITEMS

Profit before Income Tax

			RMB million
	January to June 2022	January to June 2021	Change
Profit before income tax	24,991	46,095	-45.8%
Life insurance business	9,376	26,605	-64.8%
Health insurance business	6,127	6,057	1.2%
Accident insurance business	1,939	890	117.9%
Other businesses	7,549	12,543	-39.8%

During the Reporting Period, profit before income tax from the life insurance business decreased by 64.8% year on year due to a decrease in investment income affected by significant volatilities in equity market. Profit before income tax from the health insurance business rose by 1.2% year on year, generally remained stable year on year. Profit before income tax from the accident insurance business rose by 117.9% year on year due to business quality improvement. Profit before income tax from other businesses decreased by 39.8% year on year due to a decrease in the profits of certain associates.

Analysis of Cash Flows

Liquidity Sources

The Company’s cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sale and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. The Company closely monitors and manages these risks.

The Company’s cash and bank deposits can provide it with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB94,127 million. In addition, the vast majority of its term deposits in banks allow it to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB510,832 million.

The Company’s investment portfolio also provides it with a source of liquidity to meet unexpected cash outflows. The Company is also subject to market liquidity risk due to the large size of its investments in some of the markets in which it invests. In some circumstances, some of its holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect its ability to sell these investments or sell them at a fair price.

Liquidity Uses

The Company’s principal cash outflows primarily relate to the payables for the liabilities associated with its various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to its equity holders. Cash outflows arising from the Company’s insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

The Company believes that its sources of liquidity are sufficient to meet its current cash requirements.

Consolidated Cash Flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

				RMB million
	January to June 2022	January to June 2021	Change	Main Reasons for Change
Net cash inflow/(outflow) from operating activities	242,684	198,320	22.4%	An increase in the scale of investment contracts
Net cash inflow/(outflow) from investing activities	(136,691)	(226,724)	-39.7%	The needs for investment management
Net cash inflow/(outflow) from financing activities	(72,511)	53,584	N/A	The needs for liquidity management
Foreign exchange gains/(losses) on cash and cash equivalents	205	(38)	N/A
Net increase in cash and cash equivalents	33,687	25,142	34.0%

Solvency Ratio

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows the Company’s solvency ratios as at the end of the Reporting Period:

	RMB million
	As at 30 June 2022 (unaudited)	As at 31 March 2022 (unaudited)
Core capital	798,141	769,197
Actual capital	1,112,129	1,079,754
Minimum capital	472,120	436,083
Core solvency ratio	169.05%	176.39%
Comprehensive solvency ratio	235.56%	247.60%

Pursuant to the requirements of the CBIRC, the Company started to implement the “Solvency Regulatory Rules II for Insurance Companies” from the solvency quarterly report for the first quarter of 2022. As at the end of the Reporting Period, the comprehensive solvency ratio and the core solvency ratio of the Company were 235.56% and 169.05%, respectively. Due to the impacts of various factors such as the continuous growth of investment assets, decline of discount rate in solvency reserve and dividends payment, the solvency ratios slightly decreased from the end of the first quarter of 2022, continuing to stay relatively high.

Sale of Material Assets and Equity

During the Reporting Period, there was no sale of material assets and equity of the Company.

Major Subsidiaries and Associates of the Company

						RMB million
Company Name	Major Business Scope	Registered Capital	Shareholding	Total Assets	Net Assets	Net Profit
China Life Asset Management Company Limited	Management and utilization of proprietary funds; acting as agent or trustee for asset management business; consulting business relevant to the above businesses; other asset management business permitted by applicable PRC laws and regulations	4,000	60%	17,549	14,661	1,433

China Life Pension Company Limited	Group pension insurance and annuity; individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; pension insurance asset management product business; management of funds in RMB or foreign currency as entrusted by entrusting parties for the retirement benefit purpose; other businesses permitted by the CBIRC	3,400	70.74% is held by the Company, and 3.53% is held by AMC	8,804	6,136	607

China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health insurance and accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other businesses permitted by the CBIRC	18,800	40%	130,013	26,197	1,177

China Guangfa Bank Co., Ltd.	Taking public deposits; granting short-term, mid-term and long-term loans; handling settlements in and out of China; honoring bills and offering discounting services; issuing financial bonds; issuing, paying for and underwriting government bonds as an agent; sales and purchases of negotiable securities such as government bonds and financial bonds; engaging in inter-bank borrowings; providing letters of credit service and guarantee; engaging in bank card business; acting as payment and receipt agent and insurance agent; providing safe deposit box services; taking deposits and granting loans in foreign currency; foreign currency remittance; foreign currency exchange; international settlements; foreign exchange settlements and sales; inter-bank foreign currency borrowings; honoring bills of exchange and offering discounting services in foreign currency; granting foreign currency loans; granting foreign currency guarantees; sales and purchases of negotiable securities other than shares in a foreign currency for itself and as an agent; issuing negotiable securities other than shares in a foreign currency for itself and as an agent; sales and purchases of foreign exchange on its own account and on behalf of its customers; issuing and making payments for foreign credit card as an agent; offshore financial operations; assets and credit verification, consultation and notarization businesses; other businesses approved by the CBIRC and other relevant authorities	21,790	43.686%	3,388,627	259,966	9,316

Note:     For details, please refer to Note 18 in the Notes to the Interim Condensed Consolidated Financial Statements in this report.

Structured Entities Controlled by the Company

The details of structured entities controlled by the Company are set out in Note 18 in the Notes to the Interim Condensed Consolidated Financial Statements in this report.

Changes in Accounting Estimates

The changes in accounting estimates of the Company during the Reporting Period are set out in Note 3 in the Notes to the Interim Condensed Consolidated Financial Statements in this report.

Analysis of Core Competitiveness

During the Reporting Period, there was no material change in the Company’s core competitiveness.

TECHNOLOGY EMPOWERMENT, OPERATIONS AND SERVICES, RISK CONTROL AND MANAGEMENT

Technology Empowerment

In the first half of 2022, the Company further proceeded with digital transformation, accelerated technological innovation, applied digital technologies in all aspects to empower value creation, deepened the integration of technologies with business operations, and facilitated its high-quality development by digital driving force.

Technological innovation was pushed forward to a new level. With a new proprietary distributed open cloud architecture as the foundation for the digital transformation and development of the Company, the storage utilization efficiency was tripled with lower costs, making remarkable achievements in green and low-carbon emissions. It has also been leading the industry for two consecutive years in terms of innovation in the IT applications, and continued to be the market leader in the innovative development of InsurTech field.

Intelligent application was deepened with further expansion. The Company made breakthroughs in human-machine collaboration by building an AI-powered “Digital Workforce”. Various intelligent robots, such as “smart consultants”, “intelligent underwriting” and “intelligent customer service”, were developed by the Company, offering self-service responses of over 200,000 times per day. Big data services were expanded on an ongoing basis, and big data empowerment scenarios grew by nearly 94% from the same period last year, which consistently enriched the intelligent insurance-related scenarios.

Digital connectivity was open and extended. With support of the digital platform and being driven by diversified scenarios, the Company further enhanced its coordination capability, fostering efficient collaboration within the Company and establishing an internet-based social ecosystem externally, and released 3,498 services cumulatively and connected to 1,092 ecological applications of various types, which widely extended to both online and offline operations, as well as inside and outside the Company, and provided customers with a full range of insurance digital services.

Operations and Services

In the first half of 2022, being customer-centric, the Company adhered to the operational service objectives of “efficiency first, technology-driven, value increase and first-class customer experience” and innovatively promoted the implementation of a nationwide integrated model of intelligent centralization and sharing for operations to accelerate the integration of services with sales, with a view to providing customers with “convenient, quality and caring” services.

Green development, online services increased substantially. As the online platform further expanded its capacity, the number of registered users and monthly active users of China Life App grew by 20.2% and 7.2% year on year, respectively. Paperless services were widely applied. The number of online out-bound messages increased by 7.2% year on year, the paperless application rate of long-term individual insurance reached 99.9%, the volume of electronic return visits for new policies surged to 97.5%, online service rate of policy administration rose by 6.1 percentage points from the high level in the corresponding period last year, and online Customer Service Agent services rose by 167.3% year on year.

Innovative models, operational efficiency enhanced significantly. The Company put into practice the model of intelligent centralization and sharing for operations and made new breakthroughs in digital application, as a result of which the processing efficiency of policy administration for individual insurance rose by 20% as compared with that prior to the sharing for operations. The intelligent approval rates of policy administration and claims settlement remained at a high level. The underwriting process was upgraded intelligently, which improved the operation efficiency of new policies of long-term individual insurance by 5.3% year on year and the intelligent approval rate of underwriting to 94.2%.

Honoured commitment, creating a “convenient and caring” claims settlement brand. The Company demonstrated its corporate responsibility to make claims settlement much faster than before. To be in line with the Catalogue of Drugs for National Medical Insurance, the Company carried out the dynamic adjustment of detailed data, achieving an average efficiency of 0.46 day for claims settlement and a claims acceptance rate of 99.5%. A variety of convenient claims payment methods introduced by the Company were highly recognized by customers. “Direct Claims Payment” provided claims payments to 2.28 million customers. “Claims Settlement for Critical Illness within One Day” made claims payment of RMB3,580 million. “Door-to-door Claims” services were provided to more than 60,000 customers with difficulties.

Improved experience, offering diversified ecological services. The Company paid close attention to the differentiated needs of customers and expanded the scope of its diversified services. It promoted a number of value-added services, such as “700 Healthy Walk”, “Little Painters of China Life” and “Customer Festival”, etc., themed on “healthy exercise, parent-child education and enjoying life”, bringing the number of customers served to rise by 5.8% year on year. The Company also provided caring services to the elderly customers, such as the priority access to the 95519 customer service line and the exclusive services of the senior-friendly version of China Life App, which were well received by the seniors, and the total number of the users of such services amounted to nearly 13 million.

Risk Control and Management

During the Reporting Period, the Company consistently strengthened its internal control and risk management in strict compliance with the laws and regulations of its listed jurisdictions, as well as the regulatory requirements of the industry. The Company has established a risk preference management system with the statement on risk preference as the carrier, and the risk tolerance and limit indicators as the focus, integrated risk preference requirements into various lines of its business operation and management, and significantly enhanced its capability in risk management. In the first quarter of 2022, the CBIRC adopted a new indicator system under the C-ROSS (Phase II) Regulation for the integrated risk rating for insurance industry for the first time. The Company benchmarked against the new regulations for active implementation and has maintained the rating of Class A for 16 consecutive quarters.

The Company actively conducted various tasks on risk screening and governance and identified hidden risks in a timely manner, so as to enhance its capability to address risks in all aspects. The Company fully implemented the C-ROSS (Phase II) Regulation of the CBIRC, and constantly optimized the enterprise-wide risk management system of C-ROSS. The system of investment risk management and control was continuously improved, and a framework for the whole-chain investment risk analysis was established. The Company strengthened the system for sales risk management and control, actively conducted sales risk pre-warning and investigation, cultivated integrity culture among sales agents, and introduced the credit rating system for the agents, etc. The Company fully implemented the regulatory requirements on anti-money laundering, and performed all of its anti-money laundering obligations, which further improved the effectiveness of its anti-money laundering risk management and control.

By attaching great importance to the protection of consumers’ rights and interests, the Company integrated the protection of consumers’ rights and interests into every aspect of its corporate governance and business operation and management, consistently pushed forward the effective operation of the closed-loop management mechanism for consumers’ rights and interests protection, adopted stringent information confidentiality measures to ensure personal information security of consumers, improved the systems for the management of customer complaints and risk management and control, reinforced the concept of integrity and compliance in sales and services, and consistently increased the sense of fulfillment, happiness and security of its consumers.

The Company carried out the activities of the “Year of Regulation Compliance” in great depth, continued to optimize its system of internal rules and policies, reinforced compliance monitoring and inspection, organized the promotion of law and compliance education, strengthened compliance assessments, endeavored to enhance the effectiveness of compliance management, and constantly improved its capability of compliance risk prevention and control.

The Company consistently strengthened the supervision through audits to facilitate its high-quality development. It implemented special audits and audit investigations on the key issue areas where regulators and the management of the Company had concerns. It carried out the audits of economic responsibility and the audits of senior management, strengthened the application of audit results comprehensively, and fully exerted the role of internal audit to offer support to the decision making for the supervision, appraisal and employment of the managers. It consistently stepped up efforts in supervising rectification and liability attribution for any problems identified in audits, fully proceeded with the mechanism for audit supervision and rectification as well as the mechanism for handover and follow-up of issues, and further optimized closed-loop internal audits, in a bid to enhance the efficiency and effects of audits.

The Company paid great attention and took active actions to implement the Data Security Law of the PRC for the purpose of protecting the legitimate rights and interests of customers. It optimized its data governance structure, refined the responsibilities of divisions at all levels for data management, further optimized the long-term mechanism for data management, and improved the data management rules. The Company assessed the sophistication of data management capability against the national benchmarks, categorized and classified corporate data, defined the targets to be protected for data security and the key areas for protection, unified all requirements for the strategy on classified protection of data, achieved the classified security protection for the full life cycle such as the collection, transmission and storage of data, established a 3-dimensional data security protection system based on classified protection, and consistently strengthened the management and control of data security, in order to ensure that the data was manageable and controllable.

PERFORMANCE OF THE CORPORATE SOCIAL RESPONSIBILITY

By setting its strategic goal as “building a world-class and responsible life insurance company” in corporate social responsibility and upholding the philosophy of “people-centered, caring for life, creating value and serving the society”, the Company consistently enhanced its environmental, social and governance performance to contribute to the sustainable development of the society.

Leveraging the advantage of insurance protection to proactively integrate business operations into the national development

The Company fully leveraged the advantage of its principal insurance business to serve the new development landscape, with a view to contributing to the high-quality social and economic development. As at 30 June 2022, the Company carried out more than 200 supplementary major medical expenses insurance programs, providing services to nearly 350 million urban and rural residents, and implemented nearly 70 city-customized commercial medical insurance programs in 21 provinces and cities accumulatively. In order to satisfy the demands of the seniors for diversified insurance protection, the Company insured over 40 million seniors through the group insurance channel, offering an insurance coverage of approximately RMB2.09 trillion. The Company enriched insurance services available for the new urban residents, offering a total of 12 insurance products. It also gave full play to the advantages of long-term and stable nature of insurance funds to serve the national strategies and to support the development of the real economy. As at 30 June 2022, investments in the real economy amounted to RMB3.3 trillion.

Promoting green finance to realize the dual carbon goals

By integrating an overall environmental goal of “ensuring a healthy and friendly environment for the accomplishment of carbon neutrality” into its development philosophy, the Company actively carried out a variety of economic activities with both environmental and social benefits, and improved the ESG risk management mechanism, so as to apply its green development strategy thoroughly in such aspects as green sales, green insurance, green investment, green operations, green office and green lifestyle. The Company continued to practice the ESG investment concept and deeply explored the investment opportunities arisen in the sectors of energy conservation and environmental protection, green upgrade of infrastructures, and green services. As at 30 June 2022, green investments of the existing projects were over RMB400 billion. The Company stepped up its efforts in expanding corporate clients from the green industry and consistently broadened the scope of insurance protection, with an aim to diversify the liabilities of insurance protection. It continued to push forward the whole process of green operations, as a result of which the rate of paperless notification services rose by 24.5 percentage points year on year, and the online policy administration services recorded a saving of 791 tonnes of papers. The Company has generally achieved the full coverage of paperless insurance application for long-term individual insurance business, which maintained the leading position in the industry.

Committing to public welfare and charitable campaigns to perform its corporate responsibility

The Company actively devoted itself to public welfare and charitable campaigns by offering insurance protection in form of donation and paying attention to the growth of teenagers, so as to demonstrate its efforts in assuming corporate responsibility with practical actions. During the Reporting Period, the Company offered by way of donation the insurance protection with a total insurance coverage of approximately RMB277 billion for the medical staff and workers in the frontline of pandemic prevention and control, and made a donation of RMB7 million to Shanghai and Jilin Province through China Life Foundation in support of their pandemic prevention and control. The Company continued to carry out the “Green Life” healthcare assistance program to provide illness and medical protection to the minors of the low income families and those with economic difficulties due to illness. As at 30 June 2022, the Company offered insurance protection of approximately RMB4,000 million to nearly 300,000 children. It vigorously offered assistance to rural children in terms of the aesthetic education and consistently carried out the “Bringing Art to the Countryside” charitable project, which benefited dozens of rural primary schools in more than 10 provinces.

Consolidating the achievements of poverty alleviation and effectively coordinating rural revitalization

In the first half of 2022, the Company strengthened its corporate responsibility, coordinated joint forces from all fronts to offer assistance, fully upgraded the “Poverty Alleviation Insurance” series, made innovation in assistance measures, and expanded the coverage for assistance, so as to enhance the effectiveness of assistance initiatives. The Company dispatched 995 cadres staying at villages for assistance to undertake projects in 1,138 assistance localities. Through the active implementation of the preferential policy in relation to the supplementary major medical expenses insurance for people with difficulties, the Company made claims payment of more than RMB700 million to over 750,000 people with difficulties in the first half of 2022. It further enriched the exclusive products of “rural revitalization” series and expanded the protection coverage of the products and services, and such exclusive products were promoted in 28 provinces, regions and cities. In the first half of 2022, the Company devoted assistance funds of RMB6.37 million. Its rural revitalization related insurance business covered over 21 million rural residents, and the related investments amounted to nearly RMB80 billion accumulatively.

FUTURE PROSPECT

Industry Landscape and Development Trends

Despite the current complicated and severe international environment, multiple and sporadic outbreaks of the pandemic in China and growing pressure of economic downturn, the domestic economy remains resilient with strong potentials, and the long-term positive economic fundamentals remain unchanged. The macro-economic recovery, consistent promotion of national strategies of Healthy China initiative and proactively responding to population aging, etc. will bring about new development opportunities for the life insurance industry. With the further promotion of common prosperity, the size of China’s middle class will continue to grow, meaning more effective demands for the life insurance market. The market players sped up their reform and transformation, and accelerated InsurTech empowerment in various aspects, such as sales, operations, and risk control, etc., which will provide a powerful intrinsic impetus to the industry. The CBIRC has rolled out a series of measures to optimize the regulatory system and mechanism for health insurance, regulate the development of the third-pillar pension insurance, promote the financial sector to better serve the real economy, and deepen financial supply-side structural reforms, which offer a favorable environment for the high-quality development of the insurance industry.

Development Strategies and Business Plans of the Company

In the second half of 2022, the Company will uphold the guideline of making progress while maintaining stability, adhere to the original function of insurance, consistently deepen supply-side reforms, give full play to the protection role of insurance, and strive to achieve steady business development. The Company will deepen reform and transformation with firm determination, strengthen the protection of consumers’ rights and interests in all aspects, and continue to pursue the high-quality development of the Company by enhancing its capability of value creation, digital operations, innovation of insurance products and services as well as risk prevention and control.

Potential Risks

Externally, the risk of stagflation in the world economy is rising, major economies have tended to tighten their policies, and the external instabilities and uncertainties have increased significantly; and domestically, the impact of the pandemic is lingering, shrinking demand is intertwined with disrupted supply, structural problems combines with cyclical problems, and the foundation for steady economic recovery is not yet consolidated, which also pose challenges to the steady development of the insurance industry. In the circumstances of pandemic and the transformation of the industry, operating environment and customer demands witness changes, and the industry has entered into a stage of profound adjustments. The Company will take a variety of measures to actively respond to such risks and challenges. It will adhere to the principle of making progress while maintaining stability, continue to push forward in-depth reform and transformation, and strive to improve the quality of its business operation and management. In respect of the capital market, as the interest rate is at a low level, credit risk is relatively high, and equity market volatility is dominant, premium assets satisfying the requirements for investment allocation have become scare, and the Company are under double pressures of the continuous downturn of investment yield of fixed-income assets and the increasing fluctuation in the overall income of investment portfolios. The Company will continue to prioritize asset-liability management, constantly strengthen its professional research on investment, further optimize its asset allocation mix, and flexibly adjust its investment tactics to respond to market changes. Furthermore, the Company will continuously focus on and enhance the analysis of the related complex risk factors and vigorously pursue its high-quality development.

The Company believes that it will have sufficient capital to meet its insurance business expenditures and new general investment needs in the second half of 2022. At the same time, the Company will make corresponding financing arrangements based on capital market conditions if it plans to implement any business development strategies in the future.

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of half year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in half year based on a particular set of assumptions about future experience.

China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of half year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of shareholders’ interest in distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of half year’s sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the information on embedded value and value of half year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of half year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, the calculation of embedded value and value of half year’s sales involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial impact of transactions between the Company and CLIC, CLI, AMC, Pension Company, CLP&C, and etc.

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF HALF YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of required capital.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less corresponding policy liabilities and other liabilities valued; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of half year’s sales” are defined here as the discounted value of the projected stream of future shareholders’ interest in distributable earnings for existing in-force business at the valuation date and for half year’s sales in the 6 months immediately preceding the valuation date.

The value of in-force business and the value of half year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk, the risk of operating experience’s fluctuation and the economic cost of capital through the use of a risk-adjusted discount rate.

PREPARATION AND REVIEW

The embedded value and the value of half year’s sales were prepared by China Life Insurance Company Limited in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”) in November 2016. Deloitte Consulting (Shanghai) Co., Ltd. performed a review of China Life’s embedded value. The review statement is contained in the “Independent Actuaries Review Opinion Report on Embedded Value of China Life Insurance Company Limited” section.

ASSUMPTIONS

The valuation assumptions used as at 30 June 2022 are consistent with those used as at 31 December 2021.

SUMMARY OF RESULTS

The embedded value as at 30 June 2022 and the corresponding results as at 31 December 2021 are shown below:

Components of Embedded Value			RMB million
ITEM		30 June 2022	31 December 2021
A	Adjusted Net Worth	703,520	674,317
B	Value of In-Force Business before Cost of Required Capital	620,064	593,137
C	Cost of Required Capital	(72,706)	(64,446)
D	Value of In-Force Business after Cost of Required Capital (B + C)	547,357	528,691
E	Embedded Value (A + D)	1,250,877	1,203,008

Note:	Numbers may not be additive due to rounding.

The value of half year’s sales for the 6 months ended 30 June 2022 and for the corresponding period of last year is shown below:

Components of Value of Half Year’s Sales			RMB million
ITEM		30 June 2022	30 June 2021
A	Value of Half Year’s Sales before Cost of Required Capital	30,440	33,512
B	Cost of Required Capital	(4,695)	(3,645)
C	Value of Half Year’s Sales after Cost of Required Capital (A + B)	25,745	29,867
	Including: Value of Half Year’s Sales of Individual Agent Business Sector	24,185	28,969

The new business margin of half year’s sales of individual agent business sector for the 6 months ended 30 June 2022 is shown below:

New Business Margin of Half Year’s Sales of Individual Agent Business Sector
	30 June 2022	30 June 2021
By First Year Premium	28.5%	36.2%
By Annual Premium Equivalent	30.4%	36.5%

Note:	First Year Premium is the written premium used for calculation of the value of half year’s sales and Annual Premium Equivalent is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Analysis of Embedded Value Movement in the First Half Year of 2022	RMB million
ITEM
A Embedded Value at the Start of Year	1,203,008
B Expected Return on Embedded Value	44,091
C Value of New Business in the Period	25,745
D Operating Experience Variance	3,881
E Investment Experience Variance	(17,240)
F Methodology and Model Changes	388
G Market Value and Other Adjustments	8,479
H Exchange Gains or Losses	473
I Shareholder Dividend Distribution and Capital Changes	(18,372)
J Others	423
K Embedded Value as at 30 June 2022 (sum A through J)	1,250,877

Notes: 1. Numbers may not be additive due to rounding.

           2. Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2022 opening net worth.
C	Value of half year’s sales for the 6 months ended 30 June 2022.
D	Reflects the difference between actual operating experience in the first half year of 2022 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
E	Compares actual with expected investment returns during the first half year of 2022.
F	Reflects the effects of appraisal methodology and model enhancement.
G	Change in the market value adjustment from the beginning of year 2022 to 30 June 2022 and other adjustments.
H	Reflects the gains or losses due to changes in exchange rate.
I	Reflects dividends distributed to shareholders during the first half year of 2022.
J	Other miscellaneous items.

SENSITIVITY RESULTS

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Sensitivity Results		RMB million
	Value of In-Force Business after Cost of Required Capital	Value of Half year’s Sales after Cost of Required Capital
Base case scenario	547,357	25,745
1. Risk discount rate +50bps	522,588	24,539
2. Risk discount rate -50bps	573,917	27,038
3. Investment return +50bps	656,451	31,719
4. Investment return -50bps	438,714	19,781
5. 10% increase in expenses	540,810	23,847
6. 10% decrease in expenses	553,905	27,643
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	543,731	25,285
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	550,960	26,207
9. 10% increase in lapse rates	547,206	25,325
10. 10% decrease in lapse rates	547,509	26,186
11. 10% increase in morbidity rates	538,989	24,772
12. 10% decrease in morbidity rates	555,902	26,719
13. Allowing for diversification in calculation of VIF	594,744	–

INDEPENDENT ACTUARIES REVIEW OPINION REPORT ON EMBEDDED VALUE OF CHINA LIFE INSURANCE COMPANY LIMITED

China Life Insurance Company Limited (“China Life”) has prepared embedded value results as at 30 June 2022 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has retained Deloitte Consulting (Shanghai) Co., Ltd. to review its EV Results. The task is undertaken by Deloitte Actuarial and Insurance Solutions of Deloitte Consulting (Shanghai) Co., Ltd. (“Deloitte Consulting” or “we”).

Scope of Work

Our scope of work covered:

•	a review of the methodology used to develop the embedded value and value of half year’s sales as at 30 June 2022, in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value”, issued by the China Association of Actuaries (“CAA”);

•	a review of the economic and operating assumptions used to develop embedded value and value of half year’s sales as at 30 June 2022; and

•	a review of China Life’s EV Results, including embedded value, value of half year’s sales, analysis of embedded value movement from 31 December 2021 to 30 June 2022, and the sensitivity results of value of in-force business and value of half year’s sales.

Basis of Opinion, Reliance and Limitation

We carried out our review work based on “CAA Standards of Actuarial Practice: Appraisal of Embedded Value”, issued by CAA. In carrying out our review, we have relied on the completeness and accuracy of audited and unaudited data and information provided by China Life.

The determination of embedded value is based on a range of assumptions on future operations and investment performance. The future actual experiences are affected by internal and external factors, many of which are not entirely controlled by China Life. Hence the future actual experiences may deviate from these assumptions.

This report is addressed solely to China Life in accordance with the terms of our engagement letter. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statements set forth in this report.

Opinion

Based on the scope of work above, we have concluded that:

•	The embedded value methodology used by China Life is in line with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by CAA. This method is commonly used by life and health insurance companies in China;

•	The economic assumptions used by China Life have taken into account the current investment market conditions and the investment strategy of China Life;

•	The operating assumptions used by China Life have taken into account the past experience and the expectation of future experience; and

•	The embedded value results are consistent with its methodology and assumptions used. The overall result is reasonable.

For and on behalf of Deloitte Consulting (Shanghai) Co., Ltd.

Eric Lu    Yu Jiang

25 August 2022

INFORMATION ON DELISTING OF AMERICAN DEPOSITARY SHARES

As considered and approved by the sixteenth meeting of the seventh session of the Board of Directors of the Company, after taking into account a number of considerations, including the limited trading volume of its American depositary shares (“ADSs”) relative to the worldwide trading volume of its H Shares, and the considerable administrative costs of maintaining the listing of the ADSs on the New York Stock Exchange (the “NYSE”), the registration of the ADSs and the underlying H Shares under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and complying with the periodic reporting requirements and related obligations of the Exchange Act, the Company has filed a Form 25 with the United States Securities and Exchange Commission on 22 August 2022 to delist its ADSs from the NYSE under the Exchange Act. The last day of trading of the ADSs on the NYSE is 1 September 2022. After that date, the ADSs of the Company will no longer be listed and traded on the NYSE. For details, please refer to the announcement published by the Company on the website of the HKSE on 12 August 2022.

MATERIAL LITIGATIONS OR ARBITRATIONS

During the Reporting Period, the Company was not involved in any material litigation or arbitration.

MAJOR CONNECTED TRANSACTIONS

Continuing Connected Transactions

During the Reporting Period, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.76(2) of the Rules Governing the Listing of Securities on the HKSE (the “Listing Rules”), including the asset management agreement between the Company and AMC, the insurance sales framework agreement between the Company and CLP&C, the framework agreement between the Company and Chongqing International Trust Inc. (“Chongqing Trust”), and the framework agreement between the Company and China Life Capital. These continuing connected transactions were subject to the reporting, announcement and annual review requirements but were exempt from the independent shareholders’ approval requirement under the Listing Rules. CLIC, the controlling shareholder of the Company, holds 60% of the equity interest in CLP&C and 100% of the equity interest in China Life Capital. Therefore, each of CLIC, CLP&C and China Life Capital constitutes a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. Chongqing Trust is an associate of CLIC and CLP&C by virtue of its acting as the trustee of a trust scheme of which CLP&C is a beneficiary, and is therefore also a connected person of the Company pursuant to Rule 14A.13(2) of the Listing Rules.

During the Reporting Period, the continuing connected transactions carried out by the Company that were subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules included the framework agreements entered into by AMP with the Company, CLIC, CLP&C and CLI, respectively, and the agreement for entrusted investment and management and operating services with respect to alternative investments with insurance funds between the Company and CLI. Such agreements and the transactions thereunder have been approved by the independent shareholders of the Company. CLIC holds 100% of the equity interest in CLI. Therefore, CLI is a connected person of the Company. AMP is a subsidiary of AMC, and is therefore a connected subsidiary of the Company.

During the Reporting Period, the Company also carried out certain continuing connected transactions, including the policy management agreement between the Company and CLIC, and the asset management agreement between CLIC and AMC, which were exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of the above continuing connected transactions. When conducting the above continuing connected transactions during the Reporting Period, the Company has followed the pricing policies and guidelines formulated at the time when such transactions were entered into.

Policy Management Agreement

The Company and CLIC entered into the 2022-2024 policy management agreement on 31 December 2021, with a term from 1 January 2022 to 31 December 2024. Pursuant to the agreement, the Company will continue to accept CLIC’s entrustment to provide policy administration services relating to the non-transferred policies. The Company acted as a service provider under the agreement and did not acquire any rights or assume any obligations as an insurer under the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 18 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual cap in respect of the service fee to be paid by CLIC to the Company for each of the three years ending 31 December 2024 is RMB491 million.

For the first half of 2022, the service fee paid by CLIC to the Company amounted to RMB210.62 million.

Asset Management Agreements

Asset Management Agreement between the Company and AMC

The Company and AMC entered into the 2020-2022 asset management agreement on 1 July 2020, with a term from 1 July 2020 to 31 December 2022. Pursuant to the 2020-2022 asset management agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of applicable laws and regulations, regulatory requirements and the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 18 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual caps for the three years ending 31 December 2022 are RMB3,000 million, RMB4,000 million and RMB5,000 million, respectively.

For the first half of 2022, the Company paid AMC a service fee of RMB1,425.67 million.

Asset Management Agreement between CLIC and AMC

CLIC and AMC entered into the 2020-2022 asset management agreement on 1 July 2020, with a term from 1 July 2020 to 31 December 2022. Pursuant to the 2020-2022 asset management agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 18 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual cap for each of the three years ending 31 December 2022 is RMB500 million.

For the first half of 2022, CLIC paid AMC a service fee of RMB69.58 million.

Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds between the Company and CLI

As approved by the Extraordinary General Meeting 2021 of the Company, the Company and CLI entered into the 2022-2024 agreement for entrusted investment and management and operating services with respect to alternative investments with insurance funds on 27 December 2021. Such agreement took effect from 1 January 2022, with a term of two years ending on 31 December 2023. Unless a party serves the other party a written notice for non-renewal prior to 90 working days before the expiry date of the agreement, the agreement will be automatically renewed for one year from the expiry date thereof. Pursuant to the agreement, the Company will entrust CLI to perform services including the entrusted investment and management and the entrusted operation with respect to alternative investments. For the entrusted investment and management, it covers the equity/real estate direct investments, equity/real estate funds, non-standard financial products and quasi-securitization financial products already entrusted by the Company to CLI for investment and management under the existing projects, as well as the non-standard financial products and quasi-securitization financial products entrusted for investment under the new projects. CLI will continue to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the regulatory authorities and in accordance with the requirements of applicable laws and regulations and the investment guidelines of the Company, and the Company will pay CLI the investment management service fee, product management fee, real estate operation management service fee and performance award in respect of the investment and management services provided by CLI to the Company. For the entrusted operation, CLI will provide the operating services to the Company with respect to the equity/real estate funds invested by the Company at its own discretion and within the scope prescribed in the agreement, and the Company will pay CLI the entrusted operating fee in this regard. For details as to the method of calculation of the fees for the investment and management services (including the investment management service fee, product management fee, real estate operation management service fee and performance reward) and the entrusted operation fee in relation to the operating services, please refer to Note 18 in the Notes to the Interim Condensed Consolidated Financial Statements.

For each of the three years ending 31 December 2024, the annual cap on the contractual amount of assets newly entrusted by the Company to CLI for investment and management is RMB65,000 million or its equivalent in foreign currency, and the annual cap on the fees for the investment and management services payable by the Company to CLI (including the investment management service fee, product management fee, real estate operation management service fee and performance reward) and the entrusted operation fee in relation to the operating services is RMB2,000 million or its equivalent in foreign currency.

For the first half of 2022, the fees for the investment and management services (including the investment management service fee, product management fee, real estate operation management service fee and performance reward) and the entrusted operation fee in relation to the operating services paid by the Company to CLI amounted to RMB289.97 million, and the contractual amount of assets newly entrusted by the Company to CLI for investment and management was RMB17,880 million.

Cooperation Framework Agreement for Investment Management with Insurance Funds between the Company and China Life Capital

The Company and China Life Capital entered into the 2020-2022 framework agreement on 31 December 2019, with a term from 1 January 2020 to 31 December 2022. Pursuant to the agreement, the Company will continue to subscribe in the capacity of the limited partner for the fund products of which China Life Capital or any of its subsidiaries serves (individually and jointly with third parties) as the general partner, and/or the fund products of which China Life Capital serves as the manager (including the fund manager and co-manager). For each of the three years ending 31 December 2022, the annual cap for the subscription by the Company in the capacity of the limited partner of the fund products of which China Life Capital or any of its subsidiaries serves as the general partner is RMB5,000 million, and the annual cap for the management fee charged by China Life Capital as the general partner or the manager of the fund products is RMB200 million.

For the first half of 2022, the amount of subscription by the Company in the capacity of the limited partner of the fund products of which China Life Capital or any of its subsidiaries serves as the general partner was RMB0 million, and the management fee charged by China Life Capital as the general partner or the manager of the fund products was RMB71.02 million.

Insurance Sales Framework Agreement

The Company and CLP&C entered into the 2021 insurance sales framework agreement on 20 February 2021, with a term of two years from 8 March 2021 to 7 March 2023. Unless a party serves the other party a written notice for non-renewal within 30 days before the expiration of the 2021 insurance sales framework agreement, the agreement will be automatically extended for one year to 7 March 2024 from the expiration thereof. Pursuant to the agreement, CLP&C will entrust the Company to act as an agent to sell selected insurance products within the authorized regions, and pay an agency service fee to the Company in consideration of the services provided. For details as to the method of calculation of the agency service fee, please refer to Note 18 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual caps for the three years ending 31 December 2023 are RMB3,500 million, RMB3,830 million and RMB4,240 million, respectively.

For the first half of 2022, CLP&C paid the Company an agency service fee of RMB718.05 million.

Framework Agreements with AMP

Framework Agreement between the Company and AMP

As approved by the First Extraordinary General Meeting 2019 of the Company, the Company and AMP entered into the 2020-2022 framework agreement on 31 December 2019, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, the Company and AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending 31 December 2022, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB72,600 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB72,600 million; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB700 million, RMB800 million and RMB900 million, respectively; the annual caps of the management fee (including the performance-based fee) payable by the Company for the asset management for specific clients are RMB300 million, RMB400 million and RMB500 million, respectively; and the annual cap of the fees for other daily transactions is RMB100 million.

For the first half of 2022, the subscription price and corresponding subscription fee for the subscription of fund products were RMB455.00 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB5,379.38 million, the management fee (including the performance-based fee) paid by the Company for the asset management for specific clients was RMB0 million, and the fees for other daily transactions were RMB1.53 million.

Framework Agreement between CLIC and AMP

As approved by the First Extraordinary General Meeting 2019 of the Company, CLIC and AMP entered into the 2020-2022 framework agreement on 6 September 2019, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, CLIC and AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products and private asset management. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For each of the three years ending 31 December 2022, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB10,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB10,000 million; and the annual cap of the management fee (including the performance-based fee) payable by CLIC for the private asset management is RMB100 million.

For the first half of 2022, the subscription price and corresponding subscription fee for the subscription of fund products were RMB0 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB324.64 million, and the management fee (including the performance-based fee) paid by CLIC for the private asset management was RMB0 million.

Framework Agreement between CLP&C and AMP

As approved by the First Extraordinary General Meeting 2019 of the Company, CLP&C and AMP entered into the 2020-2022 framework agreement on 3 December 2019, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, CLP&C and AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For each of the three years ending 31 December 2022, the annual cap of the subscription price for the fund products is RMB10,000 million; the annual cap of the redemption price for the fund products is RMB10,000 million; the annual cap of the subscription fee for the fund products is RMB100 million; the annual cap of the redemption fee for the fund products is RMB100 million; the annual cap of the management fee (including the performance-based fee) payable by CLP&C for the asset management for specific clients is RMB100 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the first half of 2022, the subscription price for the fund products was RMB0 million, the redemption price for the fund products was RMB0 million, the subscription fee for the fund products was RMB0 million, the redemption fee for the fund products was RMB0 million, the management fee (including the performance-based fee) paid by CLP&C for the asset management for specific clients was RMB0 million, and the fees for other daily transactions were RMB0.11 million.

Framework Agreement between CLI and AMP

As approved by the First Extraordinary General Meeting 2019 of the Company, CLI and AMP entered into the 2020-2022 framework agreement on 17 February 2020, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, CLI and AMP will continue to conduct certain daily transactions, including the subscription and redemption of fund products, asset management for specific clients, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For each of the three years ending 31 December 2022, the annual cap of the subscription price and corresponding subscription fee for the subscription of fund products is RMB10,000 million; the annual cap of the redemption price and corresponding redemption fee for the redemption of fund products is RMB10,000 million; the annual cap of the management fee (including the performance-based fee) payable by CLI and its subsidiaries for the asset management for specific clients is RMB150 million; the annual cap of the management fee (including the performance-based fee) payable by the subsidiaries of AMP for the asset management for specific clients is RMB150 million; the annual cap of the advisory fee payable by CLI and its subsidiaries for the advisory services is RMB150 million; the annual cap of the advisory fee payable by AMP and its subsidiaries for the advisory services is RMB150 million; and the annual cap of the fees for other daily transactions is RMB150 million.

For the first half of 2022, the subscription price and corresponding subscription fee for the subscription of fund products were RMB187.44 million, the redemption price and corresponding redemption fee for the redemption of fund products were RMB387.49 million, the management fee (including the performance-based fee) paid by CLI and its subsidiaries for the asset management for specific clients was RMB0 million, the management fee (including the performance-based fee) paid by the subsidiaries of AMP for the asset management for specific clients was RMB0 million; the advisory fee paid by CLI and its subsidiaries for the advisory services was RMB0 million; the advisory fee paid by AMP and its subsidiaries for the advisory services was RMB0 million, and the fees for other daily transactions were RMB0 million.

Framework Agreement between the Company and Chongqing Trust

The Company and Chongqing Trust entered into the 2020-2022 framework agreement on 27 December 2019, with a term of three years from 1 January 2020 to 31 December 2022. Pursuant to the agreement, the Company and Chongqing Trust will continue to conduct the subscription and redemption of trust products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to industry practices. For each of the three years ending 31 December 2022, the annual cap of the total amount of subscription and redemption of the trust products is RMB30,000 million; the annual cap of the trustee’s remuneration is RMB500 million; and the annual cap of the fees for other daily transactions is RMB100 million.

For the first half of 2022, the total amount of subscription and redemption of the trust products was RMB1.95 million, the trustee’s remuneration was RMB8.26 million, and the fees for other daily transactions were RMB0 million.

Other Major Connected Transaction

As approved at the seventh meeting of the seventh session of the Board of Directors, the Company and CLP&C entered into a capital injection contract on 31 March 2022, and CLIC is also scheduled to enter into the capital injection contract with CLP&C, pursuant to which the Company and CLIC will make capital injections of RMB3.6 billion and RMB5.4 billion, respectively, to CLP&C. Upon completion of the transaction, the registered capital of CLP&C will be increased from RMB18.8 billion to RMB27.8 billion, and will continue to be held as to 40% and 60% by the Company and CLIC, respectively.

Each of CLIC and CLP&C is a connected person of the Company. The above transaction constituted a one-off connected transaction of the Company that was subject to the reporting and announcement requirements but was exempt from the independent shareholders’ approval requirement under Rule 14A.76(2) of the Listing Rules.

The Company has complied with the disclosure requirement under Chapter 14A of the Listing Rules in respect of the above one-off connected transaction.

Statement on Claims, Debt Transactions and Guarantees of a Non-operating Nature with Related Parties

During the Reporting Period, the Company was not involved in claims, debt transactions or guarantees of a non-operating nature with related parties.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

MATERIAL CONTRACTS AND THEIR PERFORMANCE

During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased its assets to other companies, the profit or loss from which accounted for 10% or more of the Company’s total profits for the Reporting Period, nor were there any such matters that occurred in previous periods but subsisted during the Reporting Period.

The Company neither gave external guarantees nor provided guarantees to its holding subsidiaries during the Reporting Period.

Entrusted investment management during the Reporting Period or any investment management occurred in previous periods but subsisted during the Reporting Period: Investment is one of the principal businesses of the Company. The Company mainly adopts the mode of entrusted investment for management of its investment assets, and has established a diversified framework of entrusted investment management with China Life’s internal managers playing the key role and the external managers offering effective supports. The internal managers include AMC and its subsidiaries, CLI and its subsidiaries and Pension Company. The external managers comprise both domestic and overseas managers, including fund companies, securities companies and other professional investment management institutions. The Company selected different investment managers based on the purpose of allocation of various types of investments, their risk features and the expertise of different managers, so as to establish a great variety of investment portfolios and improve the efficiency of insurance fund utilization. The Company entered into entrusted investment management agreements with all managers and supervised the managers’ daily investment performance through the measures such as investment guidelines, asset entrustment and performance appraisals. The Company also adopted risk control measures in respect of specific investments based on the characteristics of different managers and investment products.

Except as otherwise disclosed in this report, the Company had no other material contracts during the Reporting Period.

PENSION PLAN

Full-time employees of the Company are covered by various government-sponsored pension plans, under which the employees are entitled to a monthly pension based on certain formulae. These government agencies are responsible for the pension liability to these employees upon retirement. The Company contributes on a monthly basis to these pension plans. All contributions made under the government-sponsored pension plans described above are fully attributable to employees at the time of the payment and the Company is unable to forfeit any amounts contributed by it to such plans. In addition to the government-sponsored pension plans, the Company established an employee annuity fund plan pursuant to the relevant laws and regulations in the PRC, whereby the Company is required to contribute to the plan at fixed rates of the employees’ salary costs. Contributions made by the Company under the annuity fund plan that is forfeited in respect of those employees who resign from their positions prior to the full vesting of the contributions will be recorded in the public account of the annuity fund and shall not be used to offset any contributions to be made by the Company in the future. All funds in the public account will be attributed to the employees whose accounts are in normal status after the approval procedures are completed as required. Under these plans, the Company has no legal or constructive obligation for retirement benefit beyond the contributions made.

H SHARE STOCK APPRECIATION RIGHTS

No H Share stock appreciation rights of the Company were granted or exercised in the first half of 2022. The Company will deal with such rights and related matters in accordance with relevant PRC governmental policies.

UNDERTAKINGS OF THE COMPANY, SHAREHOLDERS, EFFECTIVE CONTROLLERS, ACQUIRERS, DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT OR OTHER RELATED PARTIES WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to assist the Company in completing the above-mentioned formalities within one year of the date of listing of its A Shares, and in the event that such formalities could not be completed within such period, CLIC would bear any potential losses to the Company due to the defective ownership.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete, the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

AUDITORS

Following the consideration and approval by the shareholders at the 2021 Annual General Meeting on 29 June 2022, PricewaterhouseCoopers Zhong Tian LLP has been reappointed as the PRC auditor and the auditor for the Form 20-F of the Company for the year 2022, and PricewaterhouseCoopers has been reappointed as the Hong Kong auditor of the Company for the year 2022, who will hold office until the conclusion of the 2022 Annual General Meeting. The Company’s 2022 half-year financial statements prepared in accordance with the China Accounting Standards for Business Enterprises have been reviewed (not audited) by PricewaterhouseCoopers Zhong Tian LLP and the Company’s 2022 Interim Condensed Consolidated Financial

Statements prepared in accordance with the International Financial Reporting Standards have been reviewed (not audited) by PricewaterhouseCoopers.

ALLEGED VIOLATION OF LAWS AND REGULATIONS BY, PENALTIES IMPOSED ON AND RECTIFICATION OF THE COMPANY AND ITS CONTROLLING SHAREHOLDERS, EFFECTIVE CONTROLLER, DIRECTORS, SUPERVISORS OR SENIOR MANAGEMENT

During the Reporting Period, based on the information disclosed on 8 January 2022 on the website of the Central Commission for Discipline Inspection and the National Supervisory Commission, Mr. Wang Bin, the former Secretary to the Party Committee and the former Chairman of the Board of Directors of CLIC, is currently under the disciplinary review and investigation by the Central Commission for Discipline Inspection and the National Supervisory Commission for suspected serious violation of disciplines and laws. Mr. Wang Bin is also the former Chairman of the Board and the former Executive Director of the Company. Given that Mr. Wang Bin was not able to perform his role and duties as the Chairman of the Board during the period of investigation, Mr. Yuan Changqing, a Non-Executive Director of the Company, was elected at the sixth meeting of the seventh session of the Board of Directors of the Company to assume the roles and duties of the Chairman of the Board during the period commencing from the date of passing of the Board resolution and ending on the effective date of the appointment of a new Chairman of the Board. The Board received a resignation letter from Mr. Wang Bin on 23 February 2022. As Mr. Wang Bin was unable to perform his role and duties as a Director, he had resigned from his positions as the Chairman of the Board and an Executive Director of the Company. The resignation took effect on the same day. Please refer to the announcements published by the Company on the website of the HKSE on 9 January 2022, 13 January 2022 and 23 February 2022, respectively.

Save for the above, during the Reporting Period, the Company was not investigated for suspected crimes according to law, and none of its controlling shareholders, effective controller, Directors, Supervisors and senior management were not subject to any compulsory measures for suspected crimes according to law. The Company or its controlling shareholders, effective controller, Directors, Supervisors and senior management were not subject to any criminal punishment, investigation by the CSRC for alleged violation of laws and regulations, administrative penalty by the CSRC, or material administrative penalty by other competent authorities, nor were they detained by the disciplinary inspection and supervison authorities for alleged serious violation of disciplines or laws or duty-related crimes which had an impact on their performance of duties. None of the Company’s Directors, Supervisors and senior management were subject to any compulsory measures by other competent authorities for alleged violation of laws and regulations which had an impact on their performance of duties.

RESTRICTION ON MAJOR ASSETS

The major assets of the Company are financial assets. During the Reporting Period, there was no major asset of the Company being seized, detained or frozen that is subject to the disclosure requirements.

CORPORATE GOVERNANCE

In the first half of 2022, the Company adhered strictly to the regulatory requirements and listing rules of the jurisdictions where it is listed, and adopted effective measures to improve the efficiency of the Board of Directors, strengthen the communication with investors, standardize and upgrade the system and workflow of information disclosure, and increase the transparency of its business operations, so as to ensure that investors, especially small and medium investors, have an equal access to the Company’s information.

The shareholders’ general meetings, the Board of Directors and the Board of Supervisors of the Company have been functioning pursuant to their relevant procedural rules. As at 30 June 2022, the Board of Directors held eight meetings, and the Board of Supervisors held three meetings. The announcements concerning the resolutions adopted at the above meetings were published on the China Securities Journal, Securities Times and Securities Daily, as well as the website of the SSE, the HKExnews website of Hong Kong Exchanges and Clearing Limited and the website of the Company.

Shareholders’ general meetings convened during the Reporting Period are as follows:

Four proposals, including the “Proposal in relation to the Election of Mr. Bai Tao as an Executive Director of the Seventh Session of the Board of Directors of the Company”, the “Proposal in relation to the Election of Mr. Huang Yiping as an Independent Director of the Seventh Session of the Board of Directors of the Company”, the “Proposal in relation to the Election of Ms. Chen Jie as an Independent Director of the Seventh Session of the Board of Directors of the Company” and the “Proposal in relation to the ‘Outline of the 14th Five-Year Development Plan of the Company’”, were considered and approved by a combination of on-site and online voting at the First Extraordinary General Meeting 2022 held by the Company in Beijing on 27 April 2022.

Six proposals, including the “Proposal in relation to the Report of the Board of Directors of the Company for the Year 2021”, the “Proposal in relation to the Report of the Board of Supervisors of the Company for the Year 2021”, the “Proposal in relation to the Financial Report of the Company for the Year 2021”, the “Proposal in relation to the Profit Distribution Plan of the Company for the Year 2021”, the “Proposal in relation to the Remuneration of Directors and Supervisors of the Company” and the “Proposal in relation to the Appointment of Auditors of the Company for the Year 2022”, were considered and approved by a combination of on-site and online voting, and the “Duty Report of the Independent Directors of the Board of Directors of the Company for the Year 2021” and the “Report on the Overall Status of Connected Transactions of the Company for the Year 2021” were received and reviewed at the 2021 Annual General Meeting held by the Company in Beijing on 29 June 2022.

Session of the meeting	Date of the meeting	Index for websites on which resolutions were published	Date of publication of resolutions
First Extraordinary General Meeting 2022	27 April 2022	www.sse.com.cn www.hkexnews.hk www.e-chinalife.com	27 April 2022

2021 Annual General Meeting	29 June 2022	www.sse.com.cn www.hkexnews.hk www.e-chinalife.com	29 June 2022

The Company has applied the principles of the Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Listing Rules. Save for code provision F.2.2, the Company has complied with all code provisions of the CG Code during the Reporting Period. Mr. Bai Tao, the Chairman of the Board of Directors of the Company, was unable to attend the 2021 Annual General Meeting of the Company as required by code provision F.2.2 due to the reason of pandemic prevention and control. Mr. Li Mingguang, an Executive Director of the Company, was elected by the Board to preside over the meeting, and communicated with shareholders in an effective manner.

The Audit Committee of the Board of Directors of the Company has reviewed the 2022 Interim Report of the Company.

IMPLEMENTATION OF PROFIT DISTRIBUTION PLAN DURING THE REPORTING PERIOD

The Company will not declare any interim dividend of ordinary shares for the Reporting Period.

According to the Profit Distribution Plan of the Company for the Year 2021 approved at the 2021 Annual General Meeting held on 29 June 2022, with the appropriation to its discretionary surplus reserve fund of RMB5,096 million (10% of the net profit for the year 2021 under the China Accounting Standards for Business Enterprises), based on a total of 28,264,705,000 shares in issue, the Company has distributed a cash dividend of RMB0.65 per share (inclusive of tax) to all shareholders of the Company, totaling approximately RMB18,372 million (inclusive of tax).

CHANGES IN ORDINARY SHARES AND SHAREHOLDERS INFORMATION

Changes in Share Capital

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

Information on Shareholders

Total number of shareholders and their shareholdings

Total number of holders of ordinary shares as at the end of the Reporting Period	No. of A Share shareholders: 131,678
No. of H Share shareholders: 25,256

Particulars of top ten shareholders of the Company	Unit: Shares

Name of shareholder	Nature of shareholder	Percentage of shareholding	Total number of shares held as at the end of the Reporting Period	Increase/decrease during the Reporting Period	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	–	–	–
HKSCC Nominees Limited	Overseas legal person	25.92%	7,327,252,165	- 679,338	–	–
China Securities Finance Corporation Limited	State-owned legal person	2.51%	708,240,246	–	–	–
Central Huijin Asset Management Limited	State-owned legal person	0.41%	117,165,585	–	–	–
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.14%	39,617,818	- 17,488,953	–	–
Guosen Securities Co., Ltd. – Founder Fubon CSI Insurance Theme Index Securities Investment Fund	Other	0.09%	24,629,550	+2,294,867	–	–
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	–	–	–
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	0.04%	11,330,504	- 2,847,000	–	–
Li Zhuo	Domestic natural person	0.04%	10,320,933	+790,800	–	–
China International Television Corporation	State-owned legal person	0.04%	10,000,000	–	–	–

Notes:

1.

HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.

China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund has Industrial and Commercial Bank of China Limited as its fund depositary. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

Change in the Controlling Shareholder and the Effective Controller

During the Reporting Period, there was no change in the controlling shareholder and the effective controller of the Company.

Interests and Short Positions in the Shares and Underlying Shares of the Company Held by Substantial Shareholders and Other Persons Under Hong Kong Laws and Regulations

So far as is known to the Directors, Supervisors and the chief executive of the Company, as at 30 June 2022, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (“SFO”), or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the HKSE:

Name of substantial shareholder	Capacity	Class of shares	Number of shares held		Percentage of the respective class of shares	Percentage of the total number of shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%	68.37%
BlackRock, Inc. (Note)	Interest in controlled corporation	H Shares	433,528,591	(L)	5.83%	1.53%
			6,876,000	(S)	0.09%	0.02%

The letter “L” denotes a long position. The letter “S” denotes a short position.

(Note):

BlackRock, Inc. was interested in a total of 433,528,591 H shares of the Company in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co., Ltd., BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited, BlackRock (Singapore) Limited, BlackRock Asset Management Schweiz AG and Aperio Group, LLC were interested in 4,070,000 H shares, 6,406,000 H shares, 89,687,588 H shares, 179,380,000 H shares, 992,000 H shares, 16,236,243 H shares, 948,000 H shares, 4,137,000 H shares, 17,949,961 H shares, 16,355,543 H shares, 146,000 H shares, 63,667,627 H shares, 1,056,000 H shares, 10,167,826 H shares, 492,000 H shares, 11,139,123 H shares, 524,500 H shares, 2,534,000 H shares, 24,000 H shares and 7,615,180 H shares, respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 6,876,000 H shares (0.09%). Of these 6,876,000 H shares, 3,956,000 H shares were cash settled unlisted derivatives.

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware of any other party who, as at 30 June 2022, had an interest or short position in the shares and underlying shares of the Company which was recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Change in Shares of the Company Held by Directors, Supervisors and Senior Management

During the Reporting Period, there was no change in shares of the Company held by Directors, Supervisors and senior management.

Directors, Supervisors and Senior Management

As at the date of this report, Directors, Supervisors and senior management of the Company were as follows:

DIRECTORS	Executive Directors	Bai Tao (Chairman) Li Mingguang Huang Xiumei	(appointed on 31 May 2022)
	Non-executive Director	Wang Junhui
	Independent Directors	Lam Chi Kuen	(appointed on 13 July 2022)
Zhai Haitao Huang Yiping
		Chen Jie	(appointed on 13 July 2022)

SUPERVISORS	Non-employee Representative Supervisors	Jia Yuzeng (Chairman) Niu Kailong
	Employee Representative Supervisors	Wang Xiaoqing Lai Jun Hu Zhijun	(appointed on 13 July 2022)

SENIOR	Temporary Person in Charge of the Company	Zhao PengNote	(appointed on 2 August 2022)
MANAGEMENT	Vice President, Chief Actuary, Board Secretary	Li Mingguang
	Vice President, Person in Charge of Finance	Huang Xiumei
	Vice Presidents	Ruan Qi Zhan Zhong Yang Hong
	Assistants to the President	Zhao Guodong Liu Yuejin Zhang Di (Chief Investment Officer) Bai Kai	(appointed on 29 April 2022)
	Compliance Officer	Xu Chongmiao
	Person in Charge of Audit	Liu Fengji

Note:

On 2 August 2022, Mr. Zhao Peng was appointed as the President of the Company at the fifteenth meeting of the seventh session of the Board of Directors of the Company and his qualification as the President of the Company is subject to the approval by the CBIRC. The Board has appointed Mr. Zhao Peng as the temporary person in charge of the Company before the approval on his qualification is obtained.

During the Reporting Period and up to the date of this report, the change of Directors, Supervisors and senior management of the Company was as follows:

As elected by the First Extraordinary General Meeting 2022 of the Company and the eleventh meeting of the seventh session of the Board of Directors convened on the same day and upon approval by the CBIRC, Mr. Bai Tao has served as the Chairman of the Board of Directors and an Executive Director of the Company since 31 May 2022.

As elected by the First Extraordinary General Meeting 2022 of the Company and upon approval by the CBIRC, Mr. Huang Yiping has served as an Independent Director of the seventh session of the Board of Directors, the Chairman of the Risk Management and Consumer Rights Protection Committee, as well as a member of each of the Strategy and Assets and Liabilities Management Committee and the Connected Transactions Control Committee of the Company since 13 July 2022; Ms. Chen Jie has served as an Independent Director of the seventh session of the Board of Directors, the Chairman of each of the Nomination and Remuneration Committee and the Connected Transactions Control Committee, as well as a member of each of the Audit Committee and the Risk Management and Consumer Rights Protection Committee of the Company since 13 July 2022.

With effect from 22 February 2022, Mr. Lam Chi Kuen was redesignated as the Chairman of the Audit Committee and a member of the Nomination and Remuneration Committee, remained as a member of the Connected Transactions Control Committee and ceased to serve as the Chairman of the Strategy and Assets and Liabilities Management Committee; Mr. Zhai Haitao was redesignated as the Chairman of the Strategy and Assets and Liabilities Management Committee and a member of the Audit Committee, remained as a member of the Connected Transactions Control Committee and ceased to serve as a member of the Nomination and Remuneration Committee.

Mr. Wang Junhui was appointed as a member of the Nomination and Remuneration Committee on 25 May 2022.

Mr. Zhao Peng was nominated as an Executive Director of the seventh session of the Board of Directors of the Company at the fifteenth meeting of the seventh session of the Board of Directors of the Company. Such proposal shall be submitted to the shareholders’ general meeting of the Company for consideration and approval and his qualification as a Director of the Company is subject to the approval by the CBIRC.

As elected by the eighth extraordinary meeting of the third session of the employee representative meeting of the Company and upon approval by the CBIRC, Ms. Hu Zhijun has served as an Employee Representative Supervisor of the seventh session of the Board of Supervisors of the Company since 13 July 2022.

Mr. Cao Weiqing was elected as an Employee Representative Supervisor of the seventh session of the Board of Supervisors of the Company at the ninth extraordinary meeting of the third session of the employee representative meeting of the Company. The qualification of Mr. Cao Weiqing as a Supervisor is subject to the approval by the CBIRC.

On 2 August 2022, Mr. Zhao Peng was appointed as the President of the Company at the fifteenth meeting of the seventh session of the Board of Directors of the Company and his qualification as the President of the Company is subject to the approval by the CBIRC. The Board has appointed Mr. Zhao Peng as the temporary person in charge of the Company before the approval on his qualification is obtained.

As Mr. Wang Bin was unable to continue to perform his role and duties as a Director, he tendered his resignation to the Board of Directors on 23 February 2022 and had resigned from his positions as the Chairman of the Board of Directors and an Executive Director of the Company. The resignation took effect on the same day.

Due to the reason of age, Mr. Yuan Changqing ceased to be a Non-executive Director of the Company from 1 June 2022.

As Mr. Tang Xin had consecutively served as an Independent Director of the Company for six years, he tendered his resignation to the Board of Directors on 6 March 2022 pursuant to the relevant PRC regulations and had resigned from his positions as an Independent Director, the Chairman of each of the Nomination and Remuneration Committee and the Connected Transactions Control Committee, and a member of each of the Audit Committee and the Risk Management and Consumer Rights Protection Committee of the Company. Since his resignation would result in the number of Independent Directors on the Board of Directors falling below the minimum number required by the relevant regulations and the Articles of Association, Mr. Tang Xin continued to perform his duties until the qualification of Ms. Chen Jie as a Director was approved by the CBIRC on 13 July 2022.

As Ms. Leung Oi-Sie Elsie had consecutively served as an Independent Director of the Company for nearly six years, she tendered her resignation to the Board of Directors on 18 July 2022 pursuant to the relevant PRC regulations and had resigned from her positions as an Independent Director, the Chairman of the Risk Management and Consumer Rights Protection Committee, and a member of each of the Strategy and Assets and Liabilities Management Committee and the Connected Transactions Control Committee. The resignation took effect on the same day.

Due to the adjustment of work arrangements, Mr. Su Hengxuan ceased to be the President, an Executive Director and a member of the Strategy and Assets and Liabilities Management Committee of the Company from 1 August 2022.

Due to the adjustment of work arrangements, Mr. Cao Qingyang ceased to be an Employee Representative Supervisor of the Company from 18 July 2022.

As considered by the ninth meeting of the seventh session of the Board of Directors of the Company and upon approval by the CBIRC, Mr. Bai Kai has served as an Assistant to the President of the Company since 29 April 2022.

Performance of Duties by Independent Directors

The Independent Directors of the Company diligently fulfilled their responsibilities and faithfully performed their duties by attending the First Extraordinary General Meeting 2022 and the 2021 Annual General Meeting, and meetings of the Board and the specialized Board committees, so as to examine and approve the Company’s business development, its financial management and connected transactions. They actively participated in the development of specialized Board committees and provided professional advice in respect of major decisions of the Company. The Independent Directors seriously listened to the reports from relevant personnel in order to understand the daily operations and possible operational risks of the Company in a timely manner. They expressed their opinions at Board meetings and performed their duties as Independent Directors in an effective manner.

During the Reporting Period, no Independent Director of the Company had raised any objection against the proposals and matters considered by the Board of the Company.

Disclosure of Interests of Directors, Supervisors and the Chief Executive in the Shares of the Company

As at 30 June 2022, none of the Directors, Supervisors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules.

Compliance with the Code for Securities Transactions by Directors and Supervisors of the Company

The Board has established written guidelines on no less exacting terms than the Model Code for Directors and Supervisors of the Company in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they confirmed that they had complied with the Model Code and the Company’s own guidelines during the Reporting Period.

BRANCHES AND EMPLOYEES OF THE COMPANY

As at 30 June 2022, the Company had approximately 19,000 branches4.

As at 30 June 2022, the Company had 102,195 employees in total. There was no material change in the employee remuneration policy and training program when compared with the information disclosed in the Company’s Annual Report 2021.

BASIC INFORMATION OF THE COMPANY

Registered Name in Chinese	中國人壽保險股份有限公司（簡稱「中國人壽」）
Registered Name in English	China Life Insurance Company Limited (“China Life”)
Legal Representative	Bai Tao
Registered Office Address/ Current Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China
Postal Code	100033
Telephone	86-10-63633333
Investor Relations Hotline	86-10-63631241
Customer Service Hotline	95519
Fax	86-10-66575722
Website	www.e-chinalife.com
Email	ir@e-chinalife.com
Hong Kong Office Address	16/F, Tower A, China Life Centre, One Harbour Gate, 18 Hung Luen Road, Hung Hom, Kowloon, Hong Kong
Telephone	852-29192628

CONTACT INFORMATION

	Board Secretary	Securities Representative

Name	Li Mingguang	Li Yinghui

Office Address	16 Financial Street, Xicheng District, Beijing, P.R. China	16 Financial Street, Xicheng District, Beijing, P.R. China

Telephone	86-10-63631241	86-10-63631191

Fax	86-10-66575112	86-10-66575112

Email	ir@e-chinalife.com	liyh@e-chinalife.com
* Ms. Li Yinghui, Securities Representative of the Company, is also the main contact person of the external Company Secretary engaged by the Company.

INFORMATION DISCLOSURE AND PLACE FOR OBTAINING THE REPORT

Media and Websites for the Company’s A Share Disclosure	China Securities Journal (www.cs.com.cn) Securities Times (www.stcn.com) Securities Daily (www.zqrb.cn)

CSRC’s Designated Website for the Company’s Interim Report Disclosure	www.sse.com.cn

The Company’s H Share Disclosure Websites	HKExnews website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk The Company’s website at www.e-chinalife.com

The Company’s Interim Report may be obtained at	12/F, Tower A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R. China

STOCK INFORMATION

Stock Type	Exchanges on which the Stocks are Listed	Stock Short Name	Stock Code

A Share	Shanghai Stock Exchange	China Life	601628

H Share	The Stock Exchange of Hong Kong Limited	China Life	2628

ADR	New York Stock Exchange	–	LFC

*	After 1 September 2022, the ADSs of the Company will no longer be listed and traded on the NYSE.

OTHER RELEVANT INFORMATION

H Share Registrar and Transfer Office	Computershare Hong Kong Investors Services Limited	Address: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary of ADR	Deutsche Bank	Address: 1 Columbus Circle, New York, NY 10019, United States of America

Domestic Legal Adviser	King & Wood Mallesons

International Legal Advisers	Latham & Watkins LLP	Debevoise & Plimpton LLP

	Domestic Auditor	International Auditor

	PricewaterhouseCoopers Zhong Tian LLP	PricewaterhouseCoopers

Auditors of the Company	Address: 11/F, PricewaterhouseCoopers Center, 2 Link Suqare, 202 Hubin Road, Huangpu District, Shanghai, PRC	Address: 22/F, Prince’s Building, Central, Hong Kong

	Name of the Signing Auditors: Zhou Xing, Huang Chen	Name of the Certified Auditor: Yip Siu Foon, Linda

INDEX OF INFORMATION DISCLOSURE ANNOUNCEMENTS

Serial No.	Items	Date of disclosure
1	Announcement	2022/1/9
2	Announcement on Election of Director to Act as Chairman	2022/1/13
3	Announcement of Premium Income	2022/1/14
4	Election of Language and Means of Receipt of Corporate Communication	2022/1/17
5	Reply Form	2022/1/17
6	Announcement – Connected Transaction – Capital Injection to CLP&C	2022/1/20
7	Announcement – Forfeiture of Unclaimed Dividends	2022/1/25
8	Announcement of Premium Income	2022/2/16
9	Announcement – Change of Composition of the Special Committees of the Board	2022/2/22
10	Announcement – Resignation of Chairman of the Board	2022/2/23
11	Announcement – Resignation of Independent Director	2022/3/7
12	Announcement – Nomination of Directors	2022/3/8
13	Notice of Board Meeting	2022/3/10
14	Election of Mr. Bai Tao as an Executive Director of the Seventh Session of the Board of Directors, Election of Mr. Huang Yiping as an Independent Director of the Seventh Session of the Board of Directors, Election of Ms. Chen Jie as an Independent Director of the Seventh Session of the Board of Directors, Outline of the “14th Five-Year Development Plan” of the Company and Notice of the First Extraordinary General Meeting 2022	2022/3/10
15	Form of Proxy of Holders of H Shares for use at the First Extraordinary General Meeting 2022 of the Company to be held on Wednesday, 27 April 2022	2022/3/10
16	Notice of the First Extraordinary General Meeting 2022	2022/3/10
17	Reply Slip of Holders of H Shares	2022/3/10
18	Notification Letter and Change Request Form to Registered Shareholders	2022/3/10
19	Notification Letter and Request Form to Non-Registered Shareholders	2022/3/10
20	Announcement of Premium Income	2022/3/11
21	Voluntary Announcement – Convening of 2021 Annual Results Briefing	2022/3/16
22	Announcement of Results for the Year Ended 31 December 2021	2022/3/24
23	China Life Insurance Company Limited 2021 Environmental, Social and Governance & Social Responsibility Report	2022/3/24
24	Summary of Solvency Quarterly Report of Insurance Company (Fourth Quarter of 2021)	2022/3/24
25	Overseas Regulatory Announcement – China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2022/3/24
26	Announcement – Election of Employee Representative Supervisor	2022/4/1
27	Annual Report 2021	2022/4/13
28	Notice of Board Meeting	2022/4/13

Serial No.	Items	Date of disclosure
29	Announcement of Premium Income	2022/4/13
30	Reports of the Board of Directors and the Board of Supervisors for the year 2021, Financial Report and Profit Distribution Plan for the year 2021, Remuneration of Directors and Supervisors, Duty Report of the Independent Directors for the year 2021, Report on the Overall Status of Connected Transactions for 2021 and Notice of Annual General Meeting	2022/4/13
31	Notice of Annual General Meeting	2022/4/13
32	Form of Proxy of Holders of H Shares for use at the Annual General Meeting of the Company to be held on Wednesday, 29 June 2022	2022/4/13
33	Reply Slip of H Share Shareholders	2022/4/13
34	Notification Letter and Change Request Form to Registered Shareholders	2022/4/13
35	Notification Letter and Request Form to Non-Registered Shareholders	2022/4/13
36	2022 First Quarter Report	2022/4/27
37	Announcement – Resolutions Passed at the First Extraordinary General Meeting 2022	2022/4/27
38	Announcement – Change of Chairman of the Board	2022/4/27
39	Overseas Regulatory Announcement – China Life Insurance Company Limited – Announcement on Changes in Accounting Estimates	2022/4/27
40	Summary of Solvency Quarterly Report of Insurance Company (First Quarter of 2022)	2022/4/28
41	Voluntary Announcement – Update on Status under Holding Foreign Companies Accountable Act	2022/5/5
42	Announcement of Premium Income	2022/5/13
43	Supplemental Notice of Annual General Meeting	2022/5/25
44	Supplemental Form of Proxy of Holders of H Shares for use at the Annual General Meeting of the Company to be held on Wednesday, 29 June 2022	2022/5/25
45	Notification Letter and Change Request Form to Registered Shareholders	2022/5/25
46	Notification Letter and Request Form to Non-Registered Shareholders	2022/5/25
47	Announcement – Change of Members of the Nomination and Remuneration Committee	2022/5/25
48	Announcement – Approval of Qualification as Chairman of the Board by the CBIRC and Resignation of Non-Executive Director	2022/6/2
49	Announcement of Premium Income	2022/6/13
50	Announcement on Approval of the Amendments to the Articles of Association by the CBIRC	2022/6/27
51	Articles of Association of China Life Insurance Company Limited	2022/6/27
52	Announcement – Resolutions Passed at the Annual General Meeting and Distribution of Final Dividend	2022/6/29

DEFINITIONS AND MATERIAL RISK ALERT

In this report, unless the context otherwise requires, the following expressions have the following meanings:

China Life, the Company[5]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company, the controlling shareholder of the Company

AMC	China Life Asset Management Company Limited, a non-wholly owned subsidiary of the Company

Pension Company	China Life Pension Company Limited, a non-wholly owned subsidiary of the Company

AMP	China Life AMP Asset Management Company Limited, an indirect non-wholly owned subsidiary of the Company

CGB	China Guangfa Bank Co., Ltd., an associate of the Company

CLP&C	China Life Property and Casualty Insurance Company Limited, a non-wholly owned subsidiary of CLIC

CLI	China Life Investment Management Company Limited, a wholly-owned subsidiary of CLIC

China Life Capital	China Life Capital Investment Company, an indirect wholly-owned subsidiary of CLIC

CBIRC	China Banking and Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Insurance Law	Insurance Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

C-ROSS (Phase II) Regulation	Solvency Regulatory Rules II for Insurance Companies

China or PRC	For the purpose of this report, “China” or “PRC” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

ESG	Environment, Social and Governance

RMB	Renminbi Yuan

Material Risk Alert:

The risks faced by the Company primarily include risks relating to macro trends, insurance risk, market risk, credit risk, operational risk, strategic risk, reputation risk, liquidity risk, information safety risk and ESG risk. The Company has adopted various measures to manage and control different risks effectively. The Company has stated in this report the details of its existing risks relating to macro trends and please refer to the “Future Prospect” in the section headed “Management Discussion and Analysis”. For other risk analysis, please refer to the “Internal Control and Risk Management” in the section headed “Corporate Governance” of the Annual Report 2021 of the Company. During the Reporting Period, there was no material change in the other risks mentioned above.

[5]	Except for “the Company” referred to in the Interim Condensed Consolidated Financial Statements.

Auditor’s Independent Review Report

To the Board of Directors of China Life Insurance Company Limited

(incorporated in the People’s Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 60 to 108, which comprises the interim condensed consolidated statement of financial position of China Life Insurance Company Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2022 and the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of changes in equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting”. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 25 August 2022

Interim Condensed Consolidated Statement of Financial Position

As at 30 June 2022

	Notes	Unaudited As at 30 June 2022 RMB million	Audited As at 31 December 2021 RMB million
ASSETS
Property, plant and equipment		53,567	54,398
Right-of-use assets		2,165	2,518
Investment properties		13,144	13,374
Investments in associates and joint ventures	6	269,621	257,953
Held-to-maturity securities	7.1	1,565,158	1,533,753
Loans	7.2	653,033	666,087
Term deposits	7.3	510,832	529,488
Statutory deposits – restricted		6,333	6,333
Available-for-sale securities	7.4	1,618,290	1,429,287
Securities at fair value through profit or loss	7.5	201,601	206,771
Securities purchased under agreements to resell		44,943	12,915
Accrued investment income		54,859	51,097
Premiums receivable		50,228	20,361
Reinsurance assets		7,560	6,630
Other assets		27,927	39,559
Deferred tax assets	14	136	121
Cash and cash equivalents		94,127	60,440

Total assets		5,173,524	4,891,085

Interim Condensed Consolidated Statement of Financial Position (continued)

As at 30 June 2022

	Notes	Unaudited As at 30 June 2022 RMB million	Audited As at 31 December 2021 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	8	3,763,217	3,419,899
Investment contracts	9	348,375	313,594
Policyholder dividends payable		120,084	124,949
Interest-bearing loans and borrowings		18,965	18,686
Lease liabilities		1,931	2,182
Bonds payable		34,996	34,994
Financial liabilities at fair value through profit or loss		4,188	3,416
Securities sold under agreements to repurchase		175,450	239,446
Annuity and other insurance balances payable		60,339	56,818
Premiums received in advance		3,443	48,699
Other liabilities		149,734	133,676
Deferred tax liabilities	14	3,815	7,481
Current income tax liabilities		276	248
Statutory insurance fund		554	339

Total liabilities		4,685,367	4,404,427

Equity
Share capital	19	28,265	28,265
Reserves		248,346	249,055
Retained earnings		203,239	201,265

Attributable to equity holders of the Company		479,850	478,585

Non-controlling interests		8,307	8,073

Total equity		488,157	486,658

Total liabilities and equity		5,173,524	4,891,085

Approved and authorised for issue by the Board of Directors on 25 August 2022.

Bai Tao	Huang Xiumei
Director	Director

Interim Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2022

		Unaudited For the six months ended 30 June
		2022	2021
	Notes	RMB million	RMB million (Restated Note 18(a)(i))
REVENUES
Gross written premiums		439,969	442,299
Less: premiums ceded to reinsurers		(4,458)	(3,547)

Net written premiums		435,511	438,752
Net change in unearned premium reserves		(15,875)	(16,110)

Net premiums earned		419,636	422,642

Investment income	10	91,196	82,046
Net realised gains on financial assets	11	6,662	22,571
Net fair value gains through profit or loss	12	(5,129)	5,303
Other income		4,305	4,591

Total revenues		516,670	537,153

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits		(66,505)	(68,934)
Accident and health claims and claim adjustment expenses		(24,477)	(26,829)
Increase in insurance contract liabilities		(324,716)	(312,777)
Investment contract benefits		(6,631)	(5,333)
Policyholder dividends resulting from participation in profits		(11,837)	(15,483)
Underwriting and policy acquisition costs		(35,305)	(42,132)
Finance costs		(2,610)	(2,193)
Administrative expenses		(18,052)	(18,142)
Statutory insurance fund contribution		(874)	(861)
Other expenses		(6,429)	(6,057)

Total benefits, claims and expenses		(497,436)	(498,741)

Net gains on investments of associates and joint ventures		5,757	7,683
Including: share of profit of associates and joint ventures		5,757	7,683

Profit before income tax	13	24,991	46,095
Income tax	14	1,183	(4,372)

Net profit		26,174	41,723

Attributable to:
– Equity holders of the Company		25,416	40,968
– Non-controlling interests		758	755
Basic and diluted earnings per share	15	RMB0.90	RMB1.45

Interim Condensed Consolidated Statement of Comprehensive Income (continued)

For the six months ended 30 June 2022

	Unaudited For the six months ended 30 June
	2022 RMB million	2021
		RMB million (Restated Note 18(a)(i))
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities	(4,120)	20,954
Amount transferred to net profit from other comprehensive income	(6,660)	(22,583)
Portion of fair value changes on available-for-sale securities attributable to policyholders equity	3,787	(100)
Share of other comprehensive income of associates and joint ventures under the equity method	(171)	13
Exchange differences on translating foreign operations	10	69
Income tax relating to components of other comprehensive income	1,771	(71)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods	(5,383)	(1,718)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Share of other comprehensive loss of associates and joint ventures under the equity method	(165)	(227)

Other comprehensive loss for the period, net of tax	(5,548)	(1,945)

Total comprehensive income for the period, net of tax	20,626	39,778

Attributable to:
– Equity holders of the Company	19,938	39,086
– Non-controlling interests	688	692

The notes on pages 66 to 108 form an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2022

	Unaudited
	Attributable to equity holders of the Company			Non- controlling interests RMB million	Total RMB million
	Share capital RMB million	Reserves RMB million	Retained earnings RMB million
As at 1 January 2021 (Restated Note 18(a)(i))	28,265	237,935	183,856	6,881	456,937
Net profit	—	—	40,968	755	41,723
Other comprehensive income	—	(1,882)	—	(63)	(1,945)

Total comprehensive income	—	(1,882)	40,968	692	39,778

Transactions with shareholders
Appropriation to reserves	—	5,033	(5,033)	—	—
Dividends declared	—	—	(18,089)	—	(18,089)
Dividends to non-controlling interests	—	—	—	(359)	(359)
Reserves to retained earnings	—	68	(68)	—	—
Others	—	394	—	—	394

Total transactions with shareholders	—	5,495	(23,190)	(359)	(18,054)

As at 30 June 2021	28,265	241,548	201,634	7,214	478,661

As at 1 January 2022	28,265	249,055	201,265	8,073	486,658
Net profit	—	—	25,416	758	26,174
Other comprehensive income	—	(5,478)	—	(70)	(5,548)

Total comprehensive income	—	(5,478)	25,416	688	20,626

Transactions with shareholders
Appropriation to reserves	—	5,137	(5,137)	—	—
Dividends declared (Note 16)	—	—	(18,372)	—	(18,372)
Dividends to non-controlling interests	—	—	—	(454)	(454)
Reserves to retained earnings	—	(67)	67	—	—
Others	—	(301)	—	—	(301)

Total transactions with shareholders	—	4,769	(23,442)	(454)	(19,127)

As at 30 June 2022	28,265	248,346	203,239	8,307	488,157

The notes on pages 66 to 108 form an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2022

	Unaudited
	For the six months
	ended 30 June
		2021
	2022 RMB million	RMB million (Restated Note 18(a)(i))
Net cash inflow/(outflow) from operating activities	242,684	198,320

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities	464,105	277,407
Purchases	(657,841)	(546,075)
Investments in associates and joint ventures	(8,704)	(4,950)
Decrease/(Increase) in term deposits, net	19,027	(7,628)
Increase in securities purchased under agreements to resell, net	(31,979)	(1,352)
Interest received	75,573	67,529
Dividends received	12,379	9,225
Increase in policy loans, net	(9,251)	(20,880)

Net cash inflow/(outflow) from investing activities	(136,691)	(226,724)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(Decrease) in securities sold under agreements to repurchase, net	(64,186)	47,676
Interest paid	(4,934)	(4,280)
Repayment of borrowings	(69)	—
Dividends paid to non-controlling interests	(313)	(191)
Payment of lease liabilities	(620)	(690)
Capital injected into subsidiaries by non-controlling interests	—	11,819
Cash paid related to other financing activities	(2,389)	(750)

Net cash inflow/(outflow) from financing activities	(72,511)	53,584

Foreign exchange gains/(losses) on cash and cash equivalents	205	(38)

Net increase in cash and cash equivalents	33,687	25,142

Cash and cash equivalents
Beginning of period	60,440	56,655

End of period	94,127	81,797

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	94,103	81,669
Short-term bank deposits	24	128

The notes on pages 66 to 108 form an integral part of the interim condensed consolidated financial statements.

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2022

1	ORGANISATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or the “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activities are the writing of life, health, accident and other types of personal insurance business; reinsurance business for personal insurance business; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China, etc.

The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is 16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the New York Stock Exchange(i), the Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.

These unaudited interim condensed consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. The interim condensed consolidated financial statements have been approved and authorised for issue by the Board of Directors of the Company on 25 August 2022.

(i)	After 1 September 2022, the American depositary shares of the Company will no longer be listed and traded on the New York Stock Exchange.

2	BASIS OF PREPARATION

These interim condensed consolidated financial statements has been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended 31 December 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”).

Except for the standards and amendments described below, the accounting policies applied are consistent with those of the consolidated financial statements for the year ended 31 December 2021, as described in those financial statements.

2.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2022

Standards/Amendments	Content	Effective for annual periods beginning on or after
Amendments to IFRS 3	Update Reference to the Conceptual Framework	1 January 2022
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before intended use	1 January 2022
Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract	1 January 2022
Annual improvements	Annual Improvements to IFRS Standards 2018-2020 Cycle	1 January 2022

These amendments did not have any significant impact on the financial position and performance of the Group.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

2	BASIS OF PREPARATION (continued)

2.2	New accounting standards and amendments that are effective but temporary exemption is applied by the Group for the financial year beginning on 1 January 2022

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9	Financial Instruments	1 January 2018

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. Based on the current assessment, the Group expects that the adoption of IFRS 9 will have a significant impact on the Group’s consolidated financial statements. The Group has adopted the temporary exemption permitted in the Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (“IFRS 4 Amendment”) to apply IAS 39 rather than IFRS 9, until the effective date of IFRS 17. Refer to Note 17 for more details.

Classification and measurement

IFRS 9 requires that the Group classifies debt instruments based on the combined effect of application of business models (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (solely payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at fair value through profit or loss. Other debt instruments giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at amortised cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss, based on their respective business models. The Group analysed the contractual cash flow characteristics of financial assets as at 30 June 2022 and made relevant disclosures in Note 17.

Equity instruments would generally be measured at fair value through profit or loss unless the Group elects to measure at FVOCI for certain equity investments not held for trading. This will result in unrealised gains and losses on equity instruments currently classified as available-for-sale securities being recorded in income going forward. Currently, these unrealised gains and losses are recognised in other comprehensive income (“OCI”). If the Group elects to record equity investments at FVOCI, gains and losses would be recognised in retained earnings when the instruments be disposed, except for the received dividends which do not represent a recovery of part of the investment cost.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

2	BASIS OF PREPARATION (continued)

2.2	New accounting standards and amendments that are effective but temporary exemption is applied by the Group for the financial year beginning on 1 January 2022 (continued)

IFRS 9 – Financial Instruments (continued)

Impairment

IFRS 9 replaces the “incurred loss” model with the “expected credit loss” model which is designed to include forward-looking information. The Group is in the process of developing and testing the key models required under IFRS 9 and analysing the impact on the expected loss provision; the Group believes that the provision for debt instruments of the Group under the “expected credit loss” model would be larger than that under the previous “incurred loss” model.

Hedge accounting

The Group does not apply the hedge accounting currently, so the Group expects that the new hedge accounting model under IFRS 9 will have no impact on the Group’s consolidated financial statements.

2.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2022

Standards/Amendments	Content	Effective for annual periods beginning on or after
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	1 January 2023
IFRS 17	Insurance Contracts	1 January 2023
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	1 January 2023
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 17 – Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure, which replaces IFRS 4 Insurance Contracts.

In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies for measurement purposes, IFRS 17 provides a comprehensive model (the general model) for insurance contracts, supplemented by the variable fee approach for contracts with direct participation features and the premium allocation approach mainly for short-duration which typically applies to certain non-life insurance contracts.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

2	BASIS OF PREPARATION (continued)

2.3	New accounting standards and amendments that are effective but temporary exemption is applied by the Group for the financial year beginning on 1 January 2022 (continued)

IFRS 17 – Insurance Contracts (continued)

The main features of the new accounting model for insurance contracts are as follows:

•	The fulfilment cash flows including the expected present value of future cash flows and explicit risk adjustment, remeasured every reporting period;

•	A contractual service margin represents the unearned profitability of the insurance contracts and is recognised in profit or loss over the coverage period;

•	Certain changes in the expected present value of future cash flows are adjusted against the contractual service margin and thereby recognised in profit or loss over the remaining coverage period;

•	The effect of changes in discount rates will be reported in either profit or loss or OCI, determined by an accounting policy choice;

•	The recognition of insurance revenue and insurance service expenses in the statement of comprehensive income based on the concept of services provided during the period;

•

Amounts that the policyholder will always receive, regardless of whether an insured event happens (non-distinct investment components) are not presented in the statement of comprehensive income, but are recognised directly in the statement of financial position;

•	Insurance services results are presented separately from the insurance finance income or expense;

•	Extensive disclosures to provide information on the recognised amounts from insurance contracts and the nature and extent of risks arising from these contracts.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

2	BASIS OF PREPARATION (continued)

2.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2022 (continued)

IFRS 17 – Insurance Contracts (continued)

In June 2020, the IASB issued the amendments to IFRS 17 which include a deferral of the effective date of IFRS 17 to annual reporting periods beginning on or after 1 January 2023. Insurers qualifying for the deferral of IFRS 9 can apply both IFRS 17 and IFRS 9 for the first time to annual reporting periods beginning on or after 1 January 2023. In December 2021, the IASB issued the amendment to IFRS 17, which permit entities that first apply IFRS 17 and IFRS 9 at the same time to present comparative information about a financial asset as if the classification and measurement requirements of IFRS 9 had been applied to that financial asset before. The Group is currently assessing the impact of the implementation of the standard.

Except for IFRS 17, there are no other new accounting standards, amendments or IFRIC interpretations that are not yet effective but would be expected to have a significant impact on the financial position and performance of the Group.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The preparation of the interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing the interim condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended 31 December 2021.

4	FINANCIAL RISK MANAGEMENT

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund the obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the consolidated financial statements, and should be read in conjunction with the Group’s consolidated financial statements for the year ended 31 December 2021.

There have been no significant changes in the Group’s risk management processes or in any risk management policies since 31 December 2021.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

4	FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted prices, Level 2 fair value is based on valuation techniques using significant inputs, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair values provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilised and the results of these models, as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive a price quote from independent third-party pricing services. In this instance, the Group’s valuation team may choose to apply an internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences. The assets or liabilities valued by this method are generally classified as Level 3.

As at 30 June 2022, assets classified as Level 1 accounted for 40.33% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds with public market price quotations. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Group adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the funds’ net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at the reporting date as their fair market value and classified the investments as Level 1.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

4	FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

As at 30 June 2022, assets classified as Level 2 accounted for 39.46% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent trading prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent trading prices from the Chinese interbank market or from valuation service providers.

As at 30 June 2022, assets classified as Level 3 accounted for 20.21% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, the comparable companies approach, etc. The determination of Level 3 is primarily based on the significance of certain unobservable inputs used to determine the fair value of those assets.

The following table presents the Group’s quantitative disclosures of the fair value measurement hierarchy for assets and liabilities measured at fair value as at 30 June 2022:

	Fair value measurement using
	Quoted prices in active markets Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million
Assets measured at fair value
Available-for-sale securities
– Equity securities
Funds	112,040	—	—	112,040
Common stocks	382,043	15,215	—	397,258
Preferred stocks	—	—	51,477	51,477
Others	45,366	32,129	148,859	226,354
– Debt securities
Government bonds	12,047	31,045	—	43,092
Government agency bonds	73,490	236,334	—	309,824
Corporate bonds	3,605	168,373	—	171,978
Subordinated bonds	40,801	85,069	—	125,870
Others	—	339	160,853	161,192
Securities at fair value through profit or loss
– Equity securities
Funds	13,884	120	—	14,004
Common stocks	35,270	675	—	35,945
Others	5	294	—	299
– Debt securities
Government bonds	577	1,501	—	2,078
Government agency bonds	4,307	5,000	—	9,307
Corporate bonds	2,629	101,241	45	103,915
Others	201	33,101	2,751	36,053

Total	726,265	710,436	363,985	1,800,686

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(4,188)	—	—	(4,188)
Investment contracts at fair value through profit or loss	(8)	—	—	(8)

Total	(4,196)	—	—	(4,196)

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

4	FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

The following table presents the changes in Level 3 assets and liabilities for the six months ended 30 June 2022:

	Available-for-sale securities		Securities at fair value through profit or loss	Total assets
	Debt securities RMB million	Equity securities RMB million	Debt securities RMB million	RMB million
Opening balance	160,499	188,583	45	349,127
Purchases	12,203	16,075	2,670	30,948
Transferred into Level 3	—	—	—	—
Transferred out of Level 3	(10)	—	—	(10)
Total gains/(losses) recorded in profit or loss	—	—	81	81
Total gains/(losses) recorded in other comprehensive income	(332)	(49)	—	(381)
Disposals or exercises	—	(4,273)	—	(4,273)
Maturity	(11,507)	—	—	(11,507)

Closing balance	160,853	200,336	2,796	363,985

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

4	FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of the fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2021:

	Fair value measurement using
	Quoted prices in active markets Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million
Assets measured at fair value
Available-for-sale securities
– Equity securities
Funds	94,895	—	—	94,895
Common stocks	233,347	23,094	—	256,441
Preferred stocks	—	—	52,127	52,127
Others	21,010	54,535	136,456	212,001
– Debt securities
Government bonds	9,208	49,353	—	58,561
Government agency bonds	31,464	228,289	—	259,753
Corporate bonds	4,705	198,442	—	203,147
Subordinated bonds	16,880	94,149	—	111,029
Others	—	555	160,499	161,054
Securities at fair value through profit or loss
– Equity securities
Funds	17,572	222	—	17,794
Common stocks	43,476	2,173	—	45,649
Others	5	266	—	271
– Debt securities
Government bonds	153	1,240	—	1,393
Government agency bonds	2,346	5,643	—	7,989
Corporate bonds	6,646	83,734	45	90,425
Others	100	43,150	—	43,250

Total	481,807	784,845	349,127	1,615,779

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(3,416)	—	—	(3,416)
Investment contracts at fair value through profit or loss	(9)	—	—	(9)

Total	(3,425)	—	—	(3,425)

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

4	FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

The following table presents the changes in Level 3 assets and liabilities for the six months ended 30 June 2021:

	Available-for-sale securities		Securities at fair value through profit or loss		Total assets
	Debt securities RMB million	Equity securities RMB million	Debt securities RMB million	Equity securities RMB million	RMB million
Opening balance	143,905	150,010	9	—	293,924
Purchases	16,498	9,823	—	130	26,451
Transferred into Level 3	—	—	36	—	36
Transferred out of Level 3	—	(6)	—	—	(6)
Total gains/(losses) recorded in profit or loss	—	—	—	—	—
Total gains/(losses) recorded in other comprehensive income	950	2,376	—	—	3,326
Disposals	—	(1,231)	—	—	(1,231)

Closing balance	161,353	160,972	45	130	322,500

The assets and liabilities whose fair value measurements are classified under Level 3 above do not have material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value on a recurring basis, during the six months ended 30 June 2022, RMB15,181 million (for the six months ended 30 June 2021: RMB13,064 million) debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB27,990 million (for the six months ended 30 June 2021: RMB32,683 million) debt securities were transferred from Level 2 to Level 1. RMB2,725 million (for the six months ended 30 June 2021: RMB5,361) equity securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB31,483 million (for the six months ended 30 June 2021: RMB16,695 million) equity securities were transferred from Level 2 to Level 1.

For the six months ended 30 June 2022 and the six months ended 30 June 2021, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 30 June 2022 and 31 December 2021, significant unobservable inputs such as discount rate and discounts for lack of marketability were used in the valuation of main assets and liabilities at fair value classified as Level 3. The fair value was not significantly sensitive to reasonable changes in these significant unobservable inputs.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

4	FINANCIAL RISK MANAGEMENT (continued)

Fair value hierarchy (continued)

The table below presents information about the significant unobservable inputs used for main financial instruments at fair value classified as Level 3 as at 30 June 2022 and 31 December 2021:

	Fair value	Valuation techniques	Significant unobservable inputs	Range	Relationships between fair value and unobservable inputs
Equity securities	30 June 2022: 30,381 31 December 2021: 28,245	Comparable companies approach	Discounts for lack of marketability	30 June 2022: 12%–30% 31 December 2021: 11%–30%	The fair value is inversely related to the discounts for lack of marketability
	30 June 2022: 45,206 31 December 2021: 36,556	Net asset value method	N/A	N/A	N/A
	30 June 2022: 122,182 31 December 2021: 116,245	Discounted cash flow method	Discount rate	30 June 2022: 2.69%–9.91% 31 December 2021: 2.69%–9.93%	The fair value is inversely related to discount rate
Debt securities	30 June 2022: 163,604 31 December 2021: 160,499	Discounted cash flow method	Discount rate	30 June 2022: 3.11%–10.52% 31 December 2021: 3.21%–9.78%	The fair value is inversely related to discount rate

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with CLIC, etc., as described in Note 18, net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

5	SEGMENT INFORMATION (continued)

5.2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

		For the six months ended 30 June 2022
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	356,528	75,284	8,157	—	—	439,969
– Term life	927	—	—	—	—
– Whole life	41,335	—	—	—	—
– Endowment	90,952	—	—	—	—
– Annuity	223,314	—	—	—	—
Net premiums earned	355,898	56,145	7,593	—	—	419,636
Investment income	81,296	5,560	223	4,117	—	91,196
Net realised gains on financial assets	6,091	410	17	144	—	6,662
Net fair value gains through profit or loss	(4,001)	(270)	(11)	(847)	—	(5,129)
Other income	558	34	—	5,317	(1,604)	4,305
Including: inter-segment revenue	—	—	—	1,604	(1,604)	—

Segment revenues	439,842	61,879	7,822	8,731	(1,604)	516,670

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(62,998)	(3,489)	(18)	—	—	(66,505)
Accident and health claims and claim adjustment expenses	—	(22,440)	(2,037)	—	—	(24,477)
Increase in insurance contract liabilities	(306,169)	(18,389)	(158)	—	—	(324,716)
Investment contract benefits	(6,614)	(17)	—	—	—	(6,631)
Policyholder dividends resulting from participation in profits	(11,772)	(65)	—	—	—	(11,837)
Underwriting and policy acquisition costs	(26,593)	(5,810)	(2,195)	(707)	—	(35,305)
Finance costs	(2,115)	(142)	(6)	(347)	—	(2,610)
Administrative expenses	(10,187)	(4,561)	(1,275)	(2,029)	—	(18,052)
Statutory insurance fund contribution	(549)	(256)	(69)	—	—	(874)
Other expenses	(3,469)	(583)	(125)	(3,856)	1,604	(6,429)
Including: inter-segment expenses	(1,499)	(101)	(4)	—	1,604	—

Segment benefits, claims and expenses	(430,466)	(55,752)	(5,883)	(6,939)	1,604	(497,436)

Net gains on investments of associates and joint ventures	—	—	—	5,757	—	5,757
Including: share of profit of associates and joint ventures	—	—	—	5,757	—	5,757

Segment results	9,376	6,127	1,939	7,549	—	24,991

Income tax						1,183

Net profit						26,174

Attributable to
– Equity holders of the Company						25,416
– Non-controlling interests						758
Other comprehensive income attributable to equity holders of the Company	(5,101)	(344)	(14)	(19)	—	(5,478)
Depreciation and amortisation	1,424	663	180	414	—	2,681

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

5	SEGMENT INFORMATION (continued)

5.2	Allocation basis of income and expenses (continued)

		For the six months ended 30 June 2021
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	356,897	76,372	9,030	—	—	442,299
– Term life	1,168	—	—	—	—
– Whole life	36,285	—	—	—	—
– Endowment	54,403	—	—	—	—
– Annuity	265,041	—	—	—	—
Net premiums earned	356,304	58,085	8,253	—	—	422,642
Investment income	74,070	4,965	244	2,767	—	82,046
Net realised gains on financial assets	20,840	1,389	69	273	—	22,571
Net fair value gains through profit or loss	3,116	208	10	1,969	—	5,303
Other income	553	42	—	5,530	(1,534)	4,591
Including: inter-segment revenue	—	—	—	1,534	(1,534)	—

Segment revenues	454,883	64,689	8,576	10,539	(1,534)	537,153

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(65,763)	(3,151)	(20)	—	—	(68,934)
Accident and health claims and claim adjustment expenses	—	(23,122)	(3,707)	—	—	(26,829)
Increase in insurance contract liabilities	(295,974)	(16,699)	(104)	—	—	(312,777)
Investment contract benefits	(5,326)	(7)	—	—	—	(5,333)
Policyholder dividends resulting from participation in profits	(15,405)	(78)	—	—	—	(15,483)
Underwriting and policy acquisition costs	(28,311)	(10,612)	(2,459)	(750)	—	(42,132)
Finance costs	(1,737)	(116)	(6)	(334)	—	(2,193)
Administrative expenses	(11,106)	(4,217)	(1,244)	(1,575)	—	(18,142)
Statutory insurance fund contribution	(584)	(211)	(66)	—	—	(861)
Other expenses	(4,072)	(419)	(80)	(3,020)	1,534	(6,057)
Including: inter-segment expenses	(1,433)	(96)	(5)	—	1,534	—

Segment benefits, claims and expenses	(428,278)	(58,632)	(7,686)	(5,679)	1,534	(498,741)

Net gains on investments of associates and joint ventures	—	—	—	7,683	—	7,683
Including: share of profit of associates and joint ventures	—	—	—	7,683	—	7,683

Segment results	26,605	6,057	890	12,543	—	46,095

Income tax						(4,372)

Net profit						41,723

Attributable to
– Equity holders of the Company						40,968
– Non-controlling interests						755
Other comprehensive income attributable to equity holders of the Company	(1,344)	(90)	(4)	(444)	—	(1,882)
Depreciation and amortisation	1,570	569	178	344	—	2,661

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

6	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	For the six months ended 30 June
	2022	2021
	RMB million	RMB million
As at 1 January	257,953	239,584
Change of the cost	8,635	8,269
Share of profit or loss	5,757	7,683
Other equity movements	(660)	257
Dividends declared (i)	(2,064)	(1,890)

As at 30 June	269,621	253,903

(i)

The 2021 final dividend of RMB0.0813 in cash per ordinary share was approved and declared in the Annual General Meeting of China Guangfa Bank Company Limited (“CGB”) on 24 June 2022, and the Company’s cash dividend receivable is RMB774 million.

The 2021 final dividend of HKD0.032 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean Group Holding Limited (“Sino-Ocean”) on 20 May 2022. The Company received a cash dividend equivalent to RMB61 million during the period.

The 2021 final dividend of RMB0.0391 in cash per ordinary share was approved and declared in the Annual General Meeting of China United Network Communications Limited (“China Unicom”) on 10 May 2022. The Company received a cash dividend of RMB125 million during the period.

On 30 June 2022, the Hong Kong stock price of Sino-Ocean was HKD1.33 per share. As at 31 December 2021, cumulative impairment loss of RMB3,217 million for the investment in Sino-Ocean had been recognised by the Group. The Group performed an impairment test to this investment valued using the discounted future cash flow method on 30 June 2022 and no further impairment loss should be made. The impairment test involved significant assumptions including selling prices of properties under development, rental prices of investment properties and discount rates, and the Group used 10% as the discount rate of cash flow for properties under development and investment properties (As at 31 December 2021: 10% for properties under development and investment properties).

7	FINANCIAL ASSETS

7.1	Held-to-maturity securities

	As at 30 June 2022 RMB million	As at 31 December 2021 RMB million
Debt securities
Government bonds	349,484	349,370
Government agency bonds	968,793	911,451
Corporate bonds	192,922	209,627
Subordinated bonds	53,959	63,305

Total	1,565,158	1,533,753

Debt securities
Listed in Mainland, PRC	236,707	246,134
Listed in Hong Kong, PRC	151	87
Listed overseas	46	44
Unlisted (i)	1,328,254	1,287,488

Total	1,565,158	1,533,753

(i)	Unlisted debt securities are those traded on the Chinese interbank market.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

7	FINANCIAL ASSETS (continued)

7.1	Held-to-maturity securities (continued)

The valuation method used to determine the fair value of held-to-maturity securities is the same as debt securities which are measured at fair value. Please refer to Note 4. As at 30 June 2022, there is no provision for the investment of held-to-maturity securities (as at 31 December 2021: nil).

	As at 30 June 2022			As at 31 December 2021
	Level 1	Level 2	Total	Level 1	Level 2	Total
Debt securities – Fair value hierarchy	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Government bonds	24,085	360,834	384,919	68,300	314,113	382,413
Government agency bonds	82,100	955,153	1,037,253	74,241	895,343	969,584
Corporate bonds	865	202,386	203,251	7,911	211,882	219,793
Subordinated bonds	—	56,764	56,764	—	66,481	66,481

Total	107,050	1,575,137	1,682,187	150,452	1,487,819	1,638,271

Debt securities – Contractual maturity schedule	As at 30 June 2022 RMB million	As at 31 December 2021 RMB million
Maturing:
Within one year	42,174	55,370
After one year but within five years	162,201	147,786
After five years but within ten years	130,614	163,479
After ten years	1,230,169	1,167,118

Total	1,565,158	1,533,753

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

7	FINANCIAL ASSETS (continued)

7.2	Loans

	As at 30 June 2022 RMB million	As at 31 December 2021 RMB million
Policy loans (i)	245,460	236,209
Other loans	411,392	433,697

Total	656,852	669,906

Impairment	(3,819)	(3,819)

Net value	653,033	666,087

Fair value	665,302	686,005

	As at 30 June 2022 RMB million	As at 31 December 2021 RMB million
Maturing:
Within one year	361,981	348,940
After one year but within five years	167,596	182,493
After five years but within ten years	105,112	106,319
After ten years	22,163	32,154

Total	656,852	669,906

Impairment	(3,819)	(3,819)

Net value	653,033	666,087

(i)

The Group’s policy loans are pledged by the policyholders’ policy, and the loan amount is limited to the cash value of the policyholders’ policy. As at 30 June 2022, maturities of policy loans were within 6 months (as at 31 December 2021: same), and their fair values approximated to their carrying amounts.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

7	FINANCIAL ASSETS (continued)

7.3	Term deposits

	As at 30 June 2022 RMB million	As at 31 December 2021 RMB million
Maturing:
Within one year	167,972	135,301
After one year but within five years	342,860	394,187

Total	510,832	529,488

As at 30 June 2022, the Group’s term deposits of RMB2,668 million (as at 31 December 2021: RMB2,641 million) were deposited in banks for risk reserves of enterprise annuity fund investments, risk reserves of personal endowment security management business and backing overseas borrowings, which are restricted to use.

7.4	Available-for-sale securities

	As at 30 June 2022 RMB million	As at 31 December 2021 RMB million
Available-for-sale securities, at fair value
Debt securities
Government bonds	43,092	58,561
Government agency bonds	309,824	259,753
Corporate bonds	171,978	203,147
Subordinated bonds	125,870	111,029
Others (i)	161,192	161,054

Subtotal	811,956	793,544
Equity securities
Funds	112,040	94,895
Common stocks	397,258	256,441
Preferred stocks	51,477	52,127
Others (i)	226,354	212,001
Subtotal	787,129	615,464
Available-for-sale securities, at cost
Equity securities
Others (i)	19,205	20,279

Total	1,618,290	1,429,287

(i)	Other available-for-sale securities mainly include unlisted equity investments, private equity funds, trust schemes and perpetual bonds.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

7	FINANCIAL ASSETS (continued)

7.4	Available-for-sale securities (continued)

	As at 30 June 2022 RMB million	As at 31 December 2021 RMB million
Debt securities
Listed in Mainland, PRC	79,576	86,145
Listed in Hong Kong	136	—
Unlisted	732,244	707,399

Subtotal	811,956	793,544

Equity securities
Listed in Mainland, PRC	392,055	238,155
Listed in Hong Kong, PRC	71,386	75,694
Listed overseas	—	28
Unlisted	342,893	321,866

Subtotal	806,334	635,743

Total	1,618,290	1,429,287

Unlisted debt securities are those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities are those not traded on stock exchanges, which are mainly open-ended funds with public market price quotations, wealth management products and private equity funds.

Debt securities – Contractual maturity schedule	As at 30 June 2022 RMB million	As at 31 December 2021 RMB million
Maturing:
Within one year	79,480	36,597
After one year but within five years	182,969	179,476
After five years but within ten years	270,715	318,992
After ten years	278,792	258,479

Total	811,956	793,544

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

7	FINANCIAL ASSETS (continued)

7.5	Securities at fair value through profit or loss

	As at 30 June 2022 RMB million	As at 31 December 2021 RMB million
Debt securities
Government bonds	2,078	1,393
Government agency bonds	9,307	7,989
Corporate bonds	103,915	90,425
Others (i)	36,053	43,250

Subtotal	151,353	143,057

Equity securities
Funds	14,004	17,794
Common stocks	35,945	45,649
Others	299	271

Subtotal	50,248	63,714

Total	201,601	206,771

Debt securities
Listed in Mainland, PRC	29,797	29,934
Listed in Hong Kong, PRC	58	23
Listed overseas	285	273
Unlisted	121,213	112,827

Subtotal	151,353	143,057

Equity securities
Listed in Mainland, PRC	33,449	45,817
Listed in Hong Kong, PRC	788	736
Listed overseas	3,919	4,849
Unlisted	12,092	12,312

Subtotal	50,248	63,714

Total	201,601	206,771

(i)	Other debt securities at fair value through profit or loss mainly include interbank negotiable certificates of deposit.

Unlisted debt securities consist of those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities consist of those not traded on stock exchanges, which are mainly open-ended funds with public market price quotations.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

8	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)

For the insurance contracts of which future insurance benefits are affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing the discount rate assumptions, the Group considers investment experience, the current investment portfolio and the trend of the relevant yield curves. The assumed discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin are as follows:

Discount rate assumptions
As at 30 June 2022	4.85%
As at 31 December 2021	4.85%
As at 30 June 2021	4.85%

For the insurance contracts of which future insurance benefits are not affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website with consideration of liquidity spreads, taxation and other relevant factors. The assumed spot discount rates with risk margin are as follows:

Discount rate assumptions
As at 30 June 2022	2.79%~4.80%
As at 31 December 2021	2.88%~4.80%
As at 30 June 2021	2.96%~4.80%

There is uncertainty on the discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channels of insurance funds. The Group determines the discount rate assumption based on the information available at the end of each reporting period, including the consideration of risk margin.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

8	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(ii)

The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary with the age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2010-2013), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions may expose the Group to longevity risk.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. Firstly, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Secondly, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

(iii)

Expense assumptions are based on expected unit costs with the consideration of previous expense studies and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group determines expense assumptions based on information available at the end of each reporting period and risk margin. Components of expense assumptions include the cost per policy and percentage of premium as follows:

	Individual life		Group life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
As at 30 June 2022	45	0.85%~0.90%	25	0.90%
As at 31 December 2021	45	0.85%~0.90%	25	0.90%
As at 30 June 2021	45	0.85%~0.90%	25	0.90%

(iv)

The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)

The Group applies a consistent method to determine risk margin. The Group considers risk margin for the discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flows. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines the risk margin level by itself as the regulations have not imposed any specific requirement on it.

(vi)

The policy dividend assumption has uncertainty and is affected by factors such as the expected investment returns, the Group’s dividend policy, and the reasonable expectations of policyholders. The Group is obliged to pay 70% or a higher percentage as agreed in the insurance policy of the cumulative distributable income to the participating insurance policyholders.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

8	INSURANCE CONTRACTS (continued)

(b)	Net liabilities of insurance contracts

	As at 30 June 2022 RMB million	As at 31 December 2021 RMB million
Gross
Long-term insurance contracts	3,704,462	3,379,603
Short-term insurance contracts
– Claims and claim adjustment expenses	28,390	26,234
– Unearned premiums	30,365	14,062

Total, gross	3,763,217	3,419,899

Recoverable from reinsurers
Long-term insurance contracts	(5,042)	(4,910)
Short-term insurance contracts
– Claims and claim adjustment expenses	(530)	(412)
– Unearned premiums	(1,251)	(823)

Total, ceded	(6,823)	(6,145)

Net
Long-term insurance contracts	3,699,420	3,374,693
Short-term insurance contracts
– Claims and claim adjustment expenses	27,860	25,822
– Unearned premiums	29,114	13,239

Total, net	3,756,394	3,413,754

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

8	INSURANCE CONTRACTS (continued)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in the claims and claim adjustment expenses reserves:

	For the six months ended 30 June
	2022 RMB million	2021 RMB million
Notified claims	4,197	4,319
Incurred but not reported	22,037	17,672

Total as at 1 January – gross	26,234	21,991

Cash paid for claims settled in period
– Cash paid for current period’s claims	(7,887)	(10,261)
– Cash paid for prior periods’ claims	(15,362)	(14,602)
Claims incurred in period
– Claims arising in current period	25,566	26,986
– Claims arising in prior periods	(161)	365

Total as at 30 June – gross	28,390	24,479

Notified claims	3,264	3,401
Incurred but not reported	25,126	21,078

Total as at 30 June – gross	28,390	24,479

The table below presents movements in unearned premium reserves:

	For the six months ended 30 June
		2022			2021
	Gross	RMB million Ceded	Net	Gross	RMB million Ceded	Net
As at 1 January	14,062	(823)	13,239	14,701	(523)	14,178
Increase	30,365	(1,251)	29,114	30,892	(604)	30,288
Release	(14,062)	823	(13,239)	(14,701)	523	(14,178)

As at 30 June	30,365	(1,251)	29,114	30,892	(604)	30,288

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

8	INSURANCE CONTRACTS (continued)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	For the six months ended 30 June
	2022	2021
	RMB million	RMB million
As at 1 January	3,379,603	2,936,533
Premiums	387,102	389,951
Release of liabilities (i)	(157,739)	(162,512)
Accretion of interest	81,424	72,610
Change in assumptions
– Change in discount rates	14,129	13,288
Other movements	(57)	1

As at 30 June	3,704,462	3,249,871

(i)

The release of liabilities mainly consists of release due to death or other termination and related expenses, amortization of residual margin and change of reserves for claims and claim adjustment expenses.

9	INVESTMENT CONTRACTS

	As at 30 June 2022	As at 31 December 2021
	RMB million	RMB million
Investment contracts with discretionary participating features (“DPF”) at amortised cost	70,964	68,544
Investment contracts without DPF
– At amortised cost	277,403	245,041
– At fair value through profit or loss	8	9

Total	348,375	313,594

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

9	INVESTMENT CONTRACTS (continued)

The table below presents movements of investment contracts with DPF:

	For the six months ended 30 June
	2022	2021
	RMB million	RMB million
As at 1 January	68,544	64,950
Deposits received	2,816	3,238
Deposits withdrawn, payments on death and other benefits	(1,147)	(993)
Interest credited	751	716

As at 30 June	70,964	67,911

The fair value of investment contracts at fair value through profit or loss was classified as Level 1. As at 30 June 2022, the fair value of investment contracts at amortised cost was RMB332,630 million (as at 31 December 2021: RMB299,718 million), which was classified as Level 3.

10	INVESTMENT INCOME

	For the six months ended 30 June
	2022	2021
	RMB million	RMB million
Debt securities
– held-to-maturity securities	31,039	26,295
– available-for-sale securities	15,474	13,901
– at fair value through profit or loss	2,399	1,893
Equity securities
– available-for-sale securities	12,678	10,100
– at fair value through profit or loss	350	412
Bank deposits	12,797	13,050
Loans	16,102	16,240
Securities purchased under agreements to resell	357	155

Total	91,196	82,046

For the six months ended 30 June 2022, the interest income calculated using the effective interest method in investment income was RMB75,769 million (for the six months ended 30 June 2021: RMB71,659 million).

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

11	NET REALISED GAINS ON FINANCIAL ASSETS

	For the six months ended 30 June
	2022	2021
	RMB million	RMB million
Debt securities
Realised gains/(losses) (i)	4,977	(55)
Impairment (ii)	—	—

Subtotal	4,977	(55)

Equity securities
Realised gains (i)	7,363	30,230
Impairment (ii)	(5,678)	(7,604)

Subtotal	1,685	22,626

Total	6,662	22,571

(i)	Realised gains were generated mainly from available-for-sale securities.
(ii)

During the six months ended 30 June 2022, the Group recognised an impairment charge of RMB263 million (for the six months ended 30 June 2021: RMB8 million) of available-for-sale funds, an impairment charge of RMB5,415 million (for the six months ended 30 June 2021: RMB7,596 million) of available-for-sale stock securities, for which the Group determined that objective evidence of impairment existed.

12	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the six months ended 30 June
	2022	2021
	RMB million	RMB million
Debt securities	264	405
Equity securities	(5,514)	4,700
Stock appreciation rights	(53)	83
Financial liabilities at fair value through profit or loss	174	115

Total	(5,129)	5,303

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

13	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the six months ended 30 June
	2022	2021
	RMB million	RMB million
Employee salaries and welfare costs	9,050	9,060
Housing benefits	714	688
Contribution to the defined contribution pension plan	1,720	1,353
Depreciation and amortisation	2,681	2,661
Foreign exchange gains	(219)	(240)

14	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the six months ended 30 June
	2022	2021
	RMB million	RMB million
Current taxation – Enterprise income tax	720	5,503
Deferred taxation	(1,903)	(1,131)

Taxation charges	(1,183)	4,372

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

14	TAXATION (continued)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2021: same) is as follows:

	For the six months ended 30 June
	2022	2021
	RMB million	RMB million
Profit before income tax	24,991	46,095
Tax computed at the statutory tax rate	6,248	11,524
Adjustment on current income tax of previous period	(245)	(412)
Non-taxable income (i)	(7,385)	(6,778)
Expenses not deductible for tax purposes (i)	123	81
Unused tax losses	13	15
Others	63	(58)

Income tax at the effective tax rate	(1,183)	4,372

(i)

Non-taxable income mainly includes interest income from government bonds, dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 30 June 2022 and 31 December 2021, the amounts of deferred tax assets and liabilities were as follows:

	As at 30 June 2022	As at 31 December 2021
	RMB million	RMB million
Deferred tax assets	22,216	22,354
Deferred tax liabilities	(25,895)	(29,714)

Net deferred tax assets	136	121
Net deferred tax liabilities	(3,815)	(7,481)

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

14	TAXATION (continued)

(c)	As at 30 June 2022 and 31 December 2021, the amounts of deferred tax assets and liabilities were as follows (continued):

As at 30 June 2022 and 31 December 2021, deferred tax was calculated in full on temporary differences under the balance sheet liability method using the principal tax rate of 25%. The movements in net deferred income tax assets and liabilities during the period were as follows:

Net deferred tax assets/(liabilities)

	Insurance	Investments	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)
As at 1 January 2021	4,334	(22,386)	2,853	(15,199)
Credited/(Charged) to net profit	842	776	(487)	1,131
Credited/(Charged) to other comprehensive income
– Available-for-sale securities	—	(80)	—	(80)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	25	—	—	25
– Others	—	(18)	—	(18)

As at 30 June 2021	5,201	(21,708)	2,366	(14,141)

As at 1 January 2022	7,644	(18,202)	3,198	(7,360)
Credited/(Charged) to net profit	1,022	89	792	1,903
Credited/(Charged) to other comprehensive income
– Available-for-sale securities	—	2,694	—	2,694
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(946)	—	—	(946)
– Others	—	30	—	30

As at 30 June 2022	7,720	(15,389)	3,990	(3,679)

(i)

The deferred tax liabilities arising from the insurance category are mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009, and the deferred tax assets are mainly related to temporary differences of short-term insurance contract liabilities and policyholder dividends payable.

(ii)

The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities, securities at fair value through profit or loss, and others.

(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

Unrecognised deductible tax losses of the Group amounted to RMB3,194 million as at 30 June 2022 (as at 31 December 2021: RMB3,173 million). Unrecognised deductible temporary differences of the Group amounted to RMB1 million as at 30 June 2022 (as at 31 December 2021: RMB1 million).

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

14	TAXATION (continued)

(d)	The analysis of net deferred tax assets and deferred tax liabilities is as follows:

	As at 30 June 2022	As at 31 December 2021
	RMB million	RMB million
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	12,856	14,695
– deferred tax assets to be recovered within 12 months	9,360	7,659

Subtotal	22,216	22,354

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(23,750)	(26,850)
– deferred tax liabilities to be settled within 12 months	(2,145)	(2,864)

Subtotal	(25,895)	(29,714)

Net deferred tax liabilities	(3,679)	(7,360)

15	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2022 are calculated based on the net profit for the period attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (for the six months ended 30 June 2021: same).

16	DIVIDENDS

A dividend in respect of 2021 of RMB0.65 (inclusive of tax) per ordinary share, totalling RMB18,372 million, was approved at the Annual General Meeting on 29 June 2022.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

17	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9

According to IFRS 4 Amendments, the Company made the assessment based on the Group’s financial position of 31 December 2015, concluding that the carrying amount of the Group’s liabilities arising from contracts within the scope of IFRS 4, which includes any deposit components or embedded derivatives unbundled from insurance contracts, was significant compared to the total carrying amount of all its liabilities. The percentage of the total carrying amount of its liabilities connected with insurance relative to the total carrying amount of all its liabilities is greater than 90 percent. There had been no significant change in the activities of the Group since then that requires reassessment. Therefore, the Group’s activities are predominantly connected with insurance, meeting the criteria to apply temporary exemption from IFRS 9.

Sino-Ocean, China Unicom, CGB and certain associates of the Group, have adopted IFRS 9. According to IFRS 4 Amendments, the Group elected not to apply uniform accounting policies when using the equity method for these associates.

(a)

The tables below present the fair value of the following groups of financial assets(i) under IFRS 9 as at 30 June 2022 and 31 December 2021 and fair value changes for the six months ended 30 June 2022 and 30 June 2021:

	Fair value as at 30 June 2022 RMB million	Fair value as at 31 December 2021 RMB million
Held for trading financial assets	201,601	206,771
Financial assets that are managed and whose performance are evaluated on a fair value basis	—	—
Other financial assets
– Financial assets with contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding (“SPPI”)	2,579,663	2,559,014
– Financial assets with contractual terms that do not give rise to SPPI	1,140,656	958,340

Total	3,921,920	3,724,125

	Fair value changes for the six months ended 30 June
	2022	2021
	RMB million	RMB million
Held for trading financial assets	(5,252)	5,104
Financial assets that are managed and whose performance are evaluated on a fair value basis	—	—
Other financial assets
– Financial assets with contractual terms that give rise to SPPI	7,369	20,067
– Financial assets with contractual terms that do not give rise to SPPI	4,129	22,751

Total	6,246	47,922

(i)	Only including securities at fair value through profit or loss, loans (excluding policy loans), available-for-sale securities and held-to-maturity securities.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

17	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9 (continued)

(b)	The table below presents the credit risk exposure (ii) for aforementioned financial assets with contractual terms that give rise to SPPI:

	Carrying amount (iii) As at 30 June 2022 RMB million	Carrying amount (iii) As at 31 December 2021 RMB million
Domestic
Rating not required (iv)	832,242	832,127
AAA	1,609,337	1,592,582
AA+	4,749	6,551
AA	30	80
AA–	3,000	3,000

Subtotal	2,449,358	2,434,340

Overseas
A+	757	427
A	4,446	4,331
A–	13	13
BBB+	81	75
BBB	1	—
BBB–	149	—

Subtotal	5,447	4,846

Total	2,454,805	2,439,186

(c)	The table below presents financial assets without low credit risk for aforementioned financial assets with contractual terms that give rise to SPPI:

	As at 30 June 2022
	Carrying amount (iii) RMB million	Fair value RMB million
Domestic	7,779	5,469
Overseas	—	—

Total	7,779	5,469

	As at 31 December 2021
	Carrying amount (iii) RMB million	Fair value RMB million
Domestic	9,631	7,274
Overseas	—	—

Total	9,631	7,274

(ii)

Credit risk ratings for domestic assets are provided by domestic qualified external rating agencies and credit risk ratings for overseas assets are provided by overseas qualified external rating agencies.

(iii)	For financial assets measured at amortised cost, the carrying amount before adjusting impairment allowance is disclosed here.
(iv)	Mainly including government bonds and policy financial bonds.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

18	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

The table set forth below summarises the names of significant related parties and the nature of relationship with the Company as at 30 June 2022:

Significant related parties	Relationship with the Company
CLIC	Immediate and ultimate holding company
China Life Asset Management Company Limited (“AMC”)	A subsidiary of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”)	A subsidiary of the Company
Golden Phoenix Tree Limited	A subsidiary of the Company
Shanghai Rui Chong Investment Co., Limited (“Rui Chong Company”)	A subsidiary of the Company
New Aldgate Limited	A subsidiary of the Company
Glorious Fortune Forever Limited	A subsidiary of the Company
CL Hotel Investor, L.P.	A subsidiary of the Company
Golden Bamboo Limited	A subsidiary of the Company
Sunny Bamboo Limited	A subsidiary of the Company
Fortune Bamboo Limited	A subsidiary of the Company
China Life (Beijing) Health Management Co., Limited	A subsidiary of the Company
Ningbo Meishan Bonded Port Area Guo Yang Guo Sheng Investment Partnership (Limited Partnership)	A subsidiary of the Company
Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (Limited Partnership)	A subsidiary of the Company
Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership)	A subsidiary of the Company
Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership)	A subsidiary of the Company
Shanghai Wansheng Industry Partnership (Limited Partnership) (“Shanghai Wansheng”)	A subsidiary of the Company
Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership) (“Yuanxiang Tianfu”)	A subsidiary of the Company
Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership) (“Yuanxiang Tianyi”)	A subsidiary of the Company
CBRE Global Investors U.S. Investments I, LLC (“CG Investments”)	A subsidiary of the Company
China Life Guang De (Tianjin) Equity Investment Fund Partnership (Limited Partnership) (“CL Guang De”)	A subsidiary of the Company
Beijing China Life Pension Industry Investment Fund (Limited Partnership) (“CL Pension Industry”)	A subsidiary of the Company
China Life Qihang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership) (“China Life Qihang Fund I”)	A subsidiary of the Company
China Life Insurance Sales Company Limited (“CL Sales”)(i)	A subsidiary of the Company
China Life Franklin Asset Management Company Limited (“AMC HK”)	An indirect subsidiary of the Company
China Life AMP Asset Management Co., Limited	An indirect subsidiary of the Company
King Phoenix Tree Limited	An indirect subsidiary of the Company
China Life Wealth Management Co., Limited	An indirect subsidiary of the Company
China Century Core Fund Limited	An indirect subsidiary of the Company

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

18	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(a)	Related parties (continued)

The table set forth below summarises the names of significant related parties and the nature of relationship with the Company as at 30 June 2022 (continued):

Significant related parties	Relationship with the Company
China Life Franklin (Shenzhen) Equity Investment Fund Management Co., Limited	An indirect subsidiary of the Company
New Fortune Wisdom Limited	An indirect subsidiary of the Company
New Capital Wisdom Limited	An indirect subsidiary of the Company
Wisdom Forever Limited Partnership	An indirect subsidiary of the Company
Dalian Hope Building Company Ltd.	An indirect subsidiary of the Company
Xi’an Shengyi Jingsheng Real Estate Co., Ltd.	An indirect subsidiary of the Company
China Life Xing Wan (Tianjin) Enterprise Management Partnership (Limited Partnership)	An indirect subsidiary of the Company
China Life (Hangzhou) Hotel Company Limited (“CL Hangzhou Hotel”)	An indirect subsidiary of the Company
China Life Jiayuan (Xiamen) Health Management Company Limited (“CL Jiayuan”)	An indirect subsidiary of the Company
Sino-Ocean	An associate of the Company
CGB	An associate of the Company
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	An associate of the Company
COFCO Futures Company Limited	An associate of the Company
China Pipe Group Sichuan to East China Gas Pipeline Co., Ltd.	An associate of the Company
China Unicom	An associate of the Company
Joy City Commercial Property Fund L.P.	A joint venture of a subsidiary of the Company
Mapleleaf Century Limited	A joint venture of subsidiaries of the Company
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Management Company Limited (Formerly known as “China Life Investment Holding Company Limited”)(“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Healthcare Investment company limited (“CLHI”)	Under common control of CLIC
China Life Insurance (Group) Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others

(i)

For the year ended 31 December 2021, the Group acquired the CL Sales by a business combination under common control. Therefore, the financial statements of the Group were restated for the six months ended 30 June 2021.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

18	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(a)	Related parties (continued)

The table set forth below summarises the names of significant related parties and the nature of relationship with the Company as at 30 June 2022 (continued):

Significant related parties	Relationship with the Company
CL AMC-Yuanliu No.1 Insurance Asset Management Product	A directly and indirectly held consolidated structured entity of the Company
CLI-China Eastern Airlines Group Equity Investment Scheme	A directly held consolidated structured entity of the Company
China Life-China Hua Neng Debt-to-Equity Swap Investment Scheme	A directly held consolidated structured entity of the Company
Shan Guo Tou • Jing Tou Corporate Trust Loan Collective Funds Trust Scheme	A directly held consolidated structured entity of the Company
Jiao Yin Guo Xin • CL China Aluminium Co., Ltd. Supply-side Reform Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Jian Xin Trust • CL Guo Xin Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Guang Da • Hui Ying No. 8 Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Bai Rui Heng Yi No.817 Collective Fund Trust Scheme (Zhong Guo Guo Xin)	A directly and indirectly held consolidated structured entity of the Company
Chongqing Trust Fund • Guo Rong No.4 Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Jiao Yin Guo Xin • Jing Tou Corporate Collective Funds Trust Scheme	A directly held consolidated structured entity of the Company
China Life-Yanzhou Coal Mining Co., Ltd. Debt Investment Scheme	A directly held consolidated structured entity of the Company
Zhong Hang Trust Fund • Tian Qi [2020] No.372 China Eastern Airlines Equity Instrument Investment Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Shang Xin-Ningbo Wu Lu Si Qiao PPP Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Zhong Hang Trust Fund • Tian Qi No.21A155 Perpetual Bond Equity Instrument Investment Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Kun Lun Trust-China Metallurgical No.1 Collective Fund	A directly held consolidated structured entity of the Company
Jiang Su Trust-Xin Bao Sheng No.144 (Jing Tou) Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
China Life-Reform and Development Yunnan State-Owned Enterprises Equity Investment Scheme (Phase I)	A directly held consolidated structured entity of the Company

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

18	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties

			For the six months ended 30 June
	Notes		2022 RMB million	2021 RMB million
Transactions with CLIC and its subsidiaries
CLIC
Distribution of dividends from the Company and AMC to CLIC			12,941	12,663
Policy management fee received from CLIC	(i) (vii	)	211	276
Asset management fee received from CLIC	(ii.a	)	70	80
CLP&C
Agency fee received from CLP&C	(iii) (vii	)	719	776
Dividends from CLP&C			75	–
Rental and a service fee received from CLP&C			46	27
Asset management fee received from CLP&C	(ii.c	)	17	16
CLI
Payment of asset management fee to CLI	(ii.d) (vii	)	290	292
CLHI
Payment of a operation management service fee to CLHI	(vi	)	48	54
CL Overseas
Asset management fee received from CL Overseas	(ii.b	)	39	33
Transactions with associates and joint ventures
CGB
Interest received from CGB			1,415	1,519
Dividends from CGB (Note 6)			774	662
Commission expenses charged by CGB	(iv	)	150	130
Rental received from Pension Company			88	74
Insurance premium received from CGB			85	85
Sino-Ocean
Dividends from Sino-Ocean (Note 6)			61	168
Interest of corporate bonds received from Sino-Ocean			7	8
Transaction between other associates and joint ventures and the Group
Dividends from other associates and joint ventures (Note 6)			1,154	1,060
Transaction between EAP and the Group
Contribution to EAP			704	371

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

18	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties (continued)

			For the six months ended 30 June
	Notes		2022 RMB million	2021 RMB million
Transactions between other subsidiaries and the Company
Payment of an asset management fee
Payment of an asset management fee to AMC	(ii.e) (vii	)	1,426	1,406
Payment of an asset management fee to AMC HK	(ii.f	)	10	8
Dividends from subsidiaries
Dividends from AMC			549	432
Dividends from Pension Company			241	127
Dividends from other subsidiaries			25	—
Agency fee received
Agency fee received from Pension Company for entrusted sales of annuity funds and other businesses	(v	)	20	22
Rental received
Rental received from Pension Company			39	36
Capital increase in subsidiaries
Capital contribution to China Life Qihang Fund I			2,255	6,364
CL Guang De			94	–
Capital contribution to Shanghai Wansheng			12	12
Capital reduction in subsidiaries
Capital reduction from Yuanxiang Tianfu			35	–
Capital reduction from Yuanxiang Tianyi			35	–
Transactions between the consolidated structured entities and the Company
Distribution of profits from the consolidated structured entities to the Company			7,614	7,498

Notes:

(i)

On 31 December 2021, the Company and CLIC renewed an insurance agency agreement, effective from 1 January 2022 to 31 December 2024. The Company performs its duties as insurance agent in accordance with the agreement, but does not acquire any rights and profits or assume any obligations, losses and risks as an insurer of the non-transferable policies. The policy management fee was payable annually, and is equal to the sum of (1) the number of policies in force as at the last day of the period, multiplied by RMB14 per policy and (2) 2.5% of the actual premiums and deposits received during the period, in respect of such policies. The policy management fee income is included in other income in the interim condensed consolidated statement of comprehensive income.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

18	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties (continued)

Notes (continued):

(ii.a)

In December 2018, CLIC renewed an asset management agreement with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement is effective from 1 January 2019 to 31 December 2021. In July 2020, CLIC revised the asset management agreement with AMC, effective from 1 July 2020 to 31 December 2022. In accordance with the agreement and the revision, CLIC paid AMC a basic service fee at the rate of 0.08% per annum for the management of insurance funds. The service fee was calculated on a monthly basis and payable on a quarterly basis, by multiplying the average book value of the assets under management (after deducting the funds and interests of positive repurchase transactions and deducting the principal and interests of debt and equity investment schemes, project asset-backed schemes and customised non-standard products) at the beginning and the end of any given month by the rate of 0.08%, divided by 12. According to specific projects, debt investment schemes, equity investment plans, project asset-backed plans, and customised non-standard products are based on the contractual agreed rate, without paying for an extra management fee. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared the actual results against benchmark returns and made adjustment to the basic service fee.

(ii.b)

In 2018, CL Overseas renewed an investment management agreement with AMC HK, effective from 1 January 2018 to 31 December 2022. In accordance with the agreement, CL Overseas entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK a basic investment management fee and an investment performance fee. The basic investment management fee was accrued by multiplying the weighted average total funds by the basic fee rate. The investment performance fee was calculated based on the difference between the total actual annual yields and predetermined net realised yield. The basic investment management fee was calculated and payable on a semi-annual basis. The investment performance fee was payable according to the total actual annual yield at the end of each year.

(ii.c)

On 10 February 2021, CLP&C renewed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments for its insurance funds, effective from 1 January 2021 to 31 December 2023. In accordance with the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated on a monthly basis and payable on an annual basis, by multiplying the average net asset value of assets of each category under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was payable on an annual basis, and linked to investment performance.

(ii.d)

On 27 December 2021, the Company and CLI renewed an operation and management agreement of alternative investment of insurance funds, effective from 1 January 2022 to 31 December 2023. The agreement shall be automatically renewed for one year unless either party gives written notice to the other party not to renew it 90 business days prior to the expiration of this agreement. In accordance with the agreement, the Company entrusted CLI to engage in investment, operation and management of non-standard financial products and securitised financial products under the instructions of the annual guidelines. The Company paid CLI an asset management fee, product management fee and a performance related bonus based on the agreement. For existing projects, the management fee rate depended on the rate determined previously; for newly signed projects, the management fee rate was determined by both sides based on market and management pattern, and the maximum rate shall not exceed 0.6%. The performance-related bonus is based on the internal return rate by the Company upon expiry of the project. In addition, the Company adjusts the investment management fees for fixed-income projects and non-fixed-income projects based on the annual evaluation results on CLI’s performance. The adjustment (variable management fee) ranges from negative 2% to positive 2% of the investment management fee in the current period.

(ii.e)

On 28 December 2018, the Company and AMC renewed the agreement for the management of insurance funds, effective from 1 January 2019 to 31 December 2021. On 1 July 2020, the Company and AMC revised the agreement for the management of insurance funds, effective from 1 July 2020 to 31 December 2022. In accordance with the agreement and the revision, the Company entrusted AMC to manage and make investments for its insurance funds and paid AMC a fixed investment management service fee and a variable investment management service fee. The daily accrued fixed service fee was calculated and payable on a quarterly basis, by multiplying the net value of the total investment assets on the day by the variety-based annual investment management fee rate divided by 360; the variable investment management service fee was payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. Asset management fees charged to the Company by AMC are eliminated in the interim condensed consolidated statement of comprehensive income.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

18	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties (continued)

Notes (continued):

(ii.f)

On 29 December 2021, the Company and AMC HK renewed the management agreement of insurance funds investment, which is effective from 1 January 2022 to 31 December 2024. In accordance with the agreement, the Company entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK an asset management fee on a semi-annual basis. The management fee is determined by market-oriented pricing, and the maximum investment management fee paid annually is RMB30 million. Asset management fees charged to the Company by AMC HK are eliminated in the interim condensed consolidated statement of comprehensive income.

(iii)

On 31 January 2018, the Company and CLP&C signed an insurance agency framework agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated CLP&C insurance products in certain authorised jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement is effective for three years, from 8 March 2018 to 7 March 2021. On 20 February 2021, CLP&C and the Company renewed the agreement, effective for two years, from 8 March 2021 to 7 March 2023. CLP&C and CL Sales signed the Strategic Cooperation Agreement on 22 July 2019. According to the agreement, CL Sales, as an agent of insurance products, provides intermediary services for CLP&C. The two parties determine the specific commissions and the standard of sales management fee through fair negotiation, based on the local market price and the paid-in premium which exclude value-added tax and deduct the premium from batch reduction. This agreement is valid for three years, from 22 July 2019 to 21 July 2022.

(iv)

On 19 October 2018, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the sale of insurance products, collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category individual insurance products after deducting the surrender premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The commissions are payable on a monthly basis. The agreement was effective from the signing date to 16 August 2020. On 22 August 2020, the Company and CGB renewed an insurance agency agreement to distribute insurance products, effective from the signing date to 22 August 2022. On 27 December 2021, the Company and CGB renewed another insurance agency agreement to distribute corporate group insurance products. The corporate group insurance products suitable for distribution through bancassurance channels are included in the agreement. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category group insurance product after deducting the surrender premiums, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed by reference to comparable market prices of independent third-parties. The commissions are paid on a monthly basis. The agreement is effective for one year from 1 January 2022, with an automatic one-year renewal, no more than twice, if no objections were raised by either party upon expiry.

(v)

On 29 December 2021, the Company and Pension Company renewed an entrusted sales service agreement for pension business acted by life business. The agreement is effective from 1 January 2022 to 31 December 2024. The business means that Pension Company entrusted the Company to cooperate in selling enterprise annuity funds, pension security business, occupational pension business and the third-pillar pension financial business. According to the agreement, the commissions for the cooperative service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 50% to 70% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for cooperative account management service are calculated at 60% of the first year’s account management fee and were only charged for the first year, regardless of the duration of the agreement. The commissions for cooperative investment management services, in accordance with the duration of the agreement, are calculated at 35% to 60% of the annual investment management fee (excluding risk reserves for investment). For pension security business, the commissions of the group pension plan are, in accordance with the duration of the contracts, calculated at 50% to 3% of the annual investment management fee, decreasing annually; the commissions of the personal pension plan are calculated at 30% to 50% of the annual investment management fee according to the various rates of the daily management fee applied to the various individual pension management products in all of the management years; the cooperative commissions of occupation annuity and third-pillar pension financial business should be determined by both parties on a separate occasion. The commissions charged to Pension Company by the Company are eliminated in the interim condensed consolidated statement of comprehensive income of the Group.

(vi)

On 31 December 2021, the Company and CLHI renewed an aged-care projects management service agreement, effective from 1 January 2022 to 31 December 2022. In accordance with the agreement, the Company entrusted CLHI to operate and manage existed aged-care projects and paid CLHI a management service fee. The management service fee was calculated and payable on a quarterly basis, by multiplying the total amount of the investments under management (based on the daily weighted average investment amount) by the annual rate of 2.2%.

(vii)

These transactions constitute continuing connected transactions which are subject to reporting and announcement requirements but are exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

18	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(c)	Amounts due from/to significant related parties

The following table summarises the balances due from and to significant related parties. The balances of the Group are all unsecured. The Balances of the Group are non-interest-bearing and have no fixed repayment dates except for deposits with CGB, wealth management products and other securities of CGB, and corporate bonds issued by Sino-Ocean.

	As at 30 June 2022 RMB million	As at 31 December 2021 RMB million
The resulting balances due from and to significant related parties of the Group
Amount due from CLIC	267	342
Amount due from CL Overseas	99	59
Amount due from CLP&C	207	258
Amount due to CLP&C	25	17
Amount due from CLI	25	51
Amount due to CLI	426	445
Amount due from CLRE	—	2
Amount due to CLHI	35	40
Amount deposited with CGB	61,141	69,148
Wealth management products and other financial instruments of CGB	8,139	8,384
Amount due from CGB	1,798	9,138
Amount due to CGB	82	80
Corporate bonds of Sino-Ocean	408	356
Amount due from Sino-Ocean	7	7
Amount due from CL Ecommerce	3	3
Amount due to CL Ecommerce	5	15
The resulting balances due from and to subsidiaries of the Company
Amount due to AMC	723	717
Amount due to AMC HK	10	8
Amount due from Pension Company	80	46
Amount due to Pension Company	80	114
Amount due from Rui Chong Company	500	604

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

18	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(d)	Key management personnel compensation

	For the six months ended 30 June
	2022 RMB million	2021 RMB million
Salaries and other benefits	10	7

The total compensation package for the Company’s key management personnel has not yet been finalised in accordance with regulations of the relevant PRC authorities. The compensation listed above is the tentative payment.

(e)	Transactions with state-owned enterprises

Under IAS 24 Related Party Disclosures (“IAS 24”), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance and investment related and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and has applied IAS 24 exemption and disclosed only qualitative information.

As at 30 June 2022, most of the bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the six months ended 30 June 2022, a large portion of group insurance business of the Group were with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal offices; and the majority of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

19	SHARE CAPITAL

	As at 30 June 2022		As at 31 December 2021
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

19	SHARE CAPITAL (continued)

As at 30 June 2022, the Company’s share capital was as follows:

	As at 30 June 2022
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

20	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 30 June 2022 RMB million	As at 31 December 2021 RMB million
Pending lawsuits	557	506

The Group involves in certain lawsuits arising from the ordinary course of business. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits case by case at the end of each interim and annual reporting period. Provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 30 June 2022 and 31 December 2021, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated and were not material in aggregate.

Notes to the Interim Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2022

21	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at 30 June 2022 RMB million	As at 31 December 2021 RMB million
Contracted, but not provided for
Investments	92,729	94,770
Property, plant and equipment	1,692	1,528

Total	94,421	96,298

(b)	Operating lease commitments—as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 30 June 2022 RMB million	As at 31 December 2021 RMB million
Not later than one year	833	781
Later than one year but not later than five years	1,333	1,296
Later than five years	122	142

Total	2,288	2,219

In case of any discrepancy between the Chinese version and the English version of this report, the Chinese version shall prevail; in case of any discrepancy between the printed version and the website version of this report, the website version shall prevail.

中国人寿保险股份有限公司
China Life Insurance Company Limited

Office Address : 16 Financial Street, Xicheng District, Beijing, P. R. China
Telephone : 86-10-63633333
Website : www.e-chinalife.com
E-mail : ir@e-chinalife.com

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FSC™ C008061